
Parkvale
Bank
Great Rates,
Friendly Service

Parkvale FINANCIAL CORPORATION

2007

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TABLE OF CONTENTS

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Parkvale
Bank
ATM - 24 Hour Banking

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

Balance Sheet Data at June 30:	2007	2006	2005	2004	2003
Total assets	**$1,844,231**	$1,858,715	$1,875,844	$ 1,612,453	$ 1,642,803
Loans	**1,234,397**	1,217,328	1,198,070	1,015,078	1,241,779
Investment securities	**379,943**	425,183	485,102	497,946	230,570
Deposits	**1,469,084**	1,451,764	1,478,335	1,281,971	1,331,760
FHLB advances and other debt	**224,764**	239,413	240,257	190,403	174,157
Shareholders' equity	**129,670**	122,704	112,971	104,686	99,474
Book value per share	**23.10**	21.64	20.09	18.76	17.93

Operating Data for the Year Ended June 30:	2007	2006	2005	2004	2003
Total interest income	**$ 97,260**	$ 89,575	$ 77,522	$ 70,043	$ 86,030
Total interest expense	**58,871**	50,977	42,765	41,519	53,764
Net interest income	**38,389**	38,598	34,757	28,524	32,266
Provision for loan losses	**828**	736	229	(106)	308
Net interest income after provision for loan losses	**37,561**	37,862	34,528	28,630	31,958
Noninterest income	**10,358**	9,415	8,176	8,068	8,045
Noninterest expense	**28,039**	27,640	25,597	22,346	24,566
Income before taxes	**19,880**	19,637	17,107	14,352	15,437
Income tax expense	**6,455**	6,325	5,440	4,336	4,908
Net income	**$ 13,425**	$ 13,312	$ 11,667	$ 10,016	$ 10,529
Net income per diluted share	**$ 2.34**	$ 2.33	$ 2.06	$ 1.77	$ 1.86

Other Selected Data (Statistical Profile): Year Ended June 30:	2007	2006	2005	2004	2003
Average yield earned on all interest-earning assets	**5.55%**	5.11%	4.64%	4.53%	5.49%
Average rate paid on interest-bearing liabilities	**3.44**	2.96	2.62	2.77	3.53
Average interest rate spread	**2.11**	2.15	2.02	1.76	1.96
Net yield on average interest-earning assets	**2.19**	2.20	2.08	1.84	2.06
Other expenses to average assets	**1.51**	1.49	1.46	1.39	1.51
Efficiency ratio	**57.52**	57.57	59.62	61.07	60.94
Return on average assets	**0.73**	0.72	0.67	0.62	0.65
Dividend payout ratio	**34.19**	34.33	38.83	42.94	38.71
Return on average equity	**10.54**	11.26	10.70	9.75	10.82
Average equity to average total assets	**6.88**	6.38	6.23	6.38	5.98

At June 30:	2007	2006	2005	2004	2003
One year gap to total assets	**1.67%**	-3.52%	3.77%	-0.81%	-0.79%
Intangibles to total equity	**24.09**	26.21	29.32	10.64	11.63
Shareholders' equity to assets ratio	**7.03**	6.60	6.02	6.49	6.06
Ratio of nonperforming assets to total assets	**0.34**	0.25	0.47	0.49	0.61
Nonperforming assets	**$ 6,196**	$ 4,564	$ 8,815	$ 7,953	$ 9,979
Allowance for loan losses as a % of gross loans	**1.14%**	1.21%	1.25%	1.34%	1.20%
Number of full-service offices	**47**	47	46	39	39



ROBERT J. McCARTHY, JR.
President and
Chief Executive Officer

During fiscal year 2007, Parkvale faced the same daunting economic conditions that challenged all in the financial services industry and are likely to be with us in the year ahead. A stubbornly flat yield curve, rising levels of troubled loans, a weak housing market and heightened levels of competition resulted in a less than ideal operating environment. Under the circumstances, our performance was solid, not great or spectacular, but solid. Going forward, Parkvale is a well disciplined organization with the financial and human resources necessary to navigate this period of market adjustment.

Parkvale Financial Corporation's (PFC) net income for the fiscal year ended June 30, 2007, was $13.4 million or $2.34 per diluted share, up slightly from net income of $13.3 million or $2.33 per diluted share in fiscal year 2006. We were able to report the second best earnings year in our history despite higher loan loss provisions and a $625,000 pre-tax expense related to the early repayment of $25 million of Trust Preferred Securities. Return on average equity for fiscal year 2007 was 10.54%, which exceeded our peer group average of 5.76%.

Clearly the biggest hurdle for the year was the continuing pressure on net interest income, which held at $38.4 million for the year, compared to $38.6 million for 2006. We realize that with the anticipated continued flatness of the yield curve and the aggressive pricing of loans and deposits by all financial institutions, the challenge is finding ways to supplement net interest income. Simply growing the balance sheet is no longer the easy answer to earnings growth. Companies that recognized this shift early and were able to develop new sources of income had the advantage of offsetting the impact of declining interest margins. In that respect, our recent opening of Parkvale Settlement Services should provide additional sources of income by offering title insurance and other related loan closing services. Parkvale's non-interest income for 2007 was $10.4 million, up 10.1% or $943,000 from 2006 and represents the fifth consecutive year of non-interest income growth.

Perhaps of greatest importance at the onset of a negative credit cycle is our favorable record of asset quality. Despite rising levels of troubled loans nationally, a weakened housing market and the collapse of the sub-prime lending market, Parkvale's asset quality remains strong. At June 30, 2007, our non-performing assets to total assets was 0.34% up from 0.25% reported last year, but still very good by any measure. The allowance for loan losses remains healthy at 1.14% of total loans and 229% of total non-performing assets. At June 30, Parkvale's loan portfolio of $1.2 billion, up 1.4% from the previous year, was comprised of $860 million in single-family residential loans of which 70% were adjustable rate loans. The Bank, as part of our business strategy of developing a diversified asset mix, also originates a growing portfolio of commercial real estate, commercial business and consumer loans within our primary market areas that represents $381 million or 31% of total loans. While we continue to expand the higher yielding consumer and commercial portfolios, which have a somewhat greater risk profile, our focus on managing credit and interest rate risk remains undiminished.

Several years ago, we shifted our deposit gathering focus away from higher rate certificates of deposit to core accounts such as savings, checking and money market accounts. This strategy was successful in reducing certificates from 70% to 57% of total deposits which allowed us to better manage our funding costs and help keep the risk of volatile interest rates in check. Unfortunately, our strategy was temporarily derailed during 2006 and 2007 as depositors, after an extended period of low rates, have taken full advantage of higher short-term rates associated with a flat to inverted yield curve and moved balances from core accounts to the higher rates available on certificates. This migration of deposits was very difficult to avoid as virtually all financial institutions in our markets were offering 5% or better for a certificate maturing within 6 to 12 months. Total deposits increased 1.2% to $1.47 billion during the year and our ratio of certificates to total deposits increased slightly to 60%.


Efficiency
Ratio
65
60
55
50
45
40
In Percentages
57.57%
57.52%
2005
2006
2007


Net
Income
14.0
13.5
13.0
12.5
12.0
11.5
11.0
10.5
10.0
In Millions
$13.312
$13.425
2005
2006
2007

Fortunately, there are other ways to support the bottom line in addition to growth of net interest and non-interest income. Expense control can also have a dramatic effect on earnings and continues to be important to Parkvale's success. This is particularly relevant when experiencing narrowing interest margins. We continue to manage staff growth and all expenses closely while insuring that we have in place the talented and experienced people our customers rely upon. Our other expense to average assets ratio of 1.51%, significantly below our peer group's average, is testament to our employees hard work and initiative. Our efficiency ratio of 57.5% also compares very favorably with our peers.

Parkvale Financial Service (PFS), a division of the Bank that provides investment and insurance products, was very active during the year. PFS generated total revenue of $749,000, up 15.4% from $649,000 the previous year. But more importantly, of the $28.4 million in investment product sales for 2007, 77% of the sales came from funds outside the Bank. In addition to offering a wide array of insurance products, PFS began offering Wealth Management Services in April 2007 to individuals with significant assets who may appreciate the services of a dedicated advisor to assist them with any banking, investment, insurance or estate planning needs. While the net income from Wealth Management Services was negligible for 2007, the availability of these complementary services shows our commitment to building and servicing customer relationships.

The active management of Parkvale's capital position remains a long-term objective. The bank's "well capitalized" classification allows us to make acquisitions, invest in technology, increase cash dividends and repurchase shares of PFC stock when opportunities arise. This strategy is evident by the anticipated opening of our 48th branch in Pleasant Hills, Pennsylvania, in November 2007. Additionally, we continue to invest in the use of technology, such as remote deposit capture. This service, which will be available shortly, will allow our business customers to electronically transmit check deposits conveniently from their place of business. And finally, two of the most effective means of managing capital are to increase cash dividends and to repurchase shares of common stock. Stock buybacks are a favorable, long-term investment and a prudent use of capital as an alternative to asset growth. The Board of Directors increased the quarterly cash dividend from $0.20 to $0.22 per share during fiscal 2007. Also, 99,988 shares of stock were repurchased during the year.

In closing, we are proud of the community involvement efforts of all our employees. Whether it be helping autistic children, homeless families, Special Olympics, or victims of abuse, our employees are known for opening their hearts and dedicating their energies toward improving the conditions of those less fortunate in the communities we serve. Our greatest assets are not on the balance sheet. They are represented by our employees, who are focused on delivering exceptional customer service, a talented management team and a Board of Directors that provides support, vision and outstanding fiduciary representation for you, the shareholder. We are privileged to have outstanding people at all levels of the organization. A salute to our employees who exemplify our culture appears on pages 42, 43, 44 and 45 of this report.

On behalf of our Board of Directors and management team, I thank our staff for their exceptional dedication and our shareholders for their continued support.

Sincerely,

Robert J. McCarthy, Jr.

Robert J. McCarthy, Jr.
President and Chief Executive Officer
August 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion is to summarize the financial condition and results of operations of Parkvale Financial Corporation ("PFC") and provide other information, which is not readily apparent from the consolidated financial statements included in this annual report. Reference should be made to those statements, the notes thereto and the selected financial data presented elsewhere in this report for a complete understanding of the following discussion and analysis.

INTRODUCTION

PFC is a unitary savings and loan holding company incorporated under the laws of the Commonwealth of Pennsylvania. Its main operating subsidiary is Parkvale Bank (the "Bank"), which is a Pennsylvania chartered permanent reserve fund stock savings bank headquartered in Monroeville, Pennsylvania. PFC and its subsidiaries are collectively referred to herein as "Parkvale". Parkvale is also involved in lending in the Columbus, Ohio area through its wholly owned subsidiary, Parkvale Mortgage Corporation ("PMC").

THE BANK

General

The Bank conducts business in the greater Tri-State area through 47 full-service offices with 40 offices in Allegheny, Beaver, Butler, Fayette, Washington and Westmoreland Counties of Pennsylvania, two branches in West Virginia and five branches in Ohio. With total assets of $1.8 billion at June 30, 2007, Parkvale was the seventh largest financial institution headquartered in the Pittsburgh metropolitan area and eleventh largest financial institution with a significant presence in Western Pennsylvania.

The primary business of Parkvale consists of attracting deposits from the general public in the communities that it serves and investing such deposits, together with other funds, in residential real estate loans, consumer loans, commercial loans, and investment securities. Parkvale focuses on providing a wide range of consumer and commercial services to individuals, partnerships and corporations in the greater Pittsburgh metropolitan area, which comprises its primary market area. In addition to the loans described above, these services include various types of deposit and checking accounts, including commercial checking accounts and automated teller machines ("ATMs") as part of the Star network.

Parkvale derives its income primarily from interest charged on loans, interest on investments, and, to a lesser extent, service charges and fees. Parkvale's principal expenses are interest on deposits and borrowings and operating expenses. Funds for lending activities are provided principally by deposits, loan repayments, and earnings provided by operations.

Lower housing demand in Parkvale's primary lending areas, relative to its deposit growth, has spurred the Bank to purchase residential mortgage loans from other financial institutions in the secondary market. This purchase strategy also achieves geographic asset diversification. Parkvale purchases adjustable rate residential mortgage loans subject to its normal underwriting standards.

Financial Condition

Parkvale's average interest-earning assets decreased $2.4 million for the year ended June 30, 2007 over fiscal year 2006. The overall reduction in total assets is primarily related to the repayment of higher cost debt during fiscal 2007. Trust preferred securities of $25 million were repaid on March 26, 2007 and $10 million of FHLB advances were repaid during the June 2007 quarter. The source of funds for the debt reduction was from available liquidity (Federal funds sold.) Average loan and average deposit balances rose $9.8 million and $5.4 million, respectively, in fiscal year 2007.

Asset and Liability Management

Parkvale functions as a financial intermediary, and as such, its financial condition should be examined in terms of its ability to manage interest rate risk ("IRR") and diversify credit risk.

Parkvale's asset and liability management ("ALM") is driven by the ability to manage the exposure of current and future earnings and capital to fluctuating interest rates. This exposure occurs because the present value of future cash flows, and in many cases the cash flows themselves, change when interest rates change. One of Parkvale's ALM goals is to minimize this exposure.

IRR is measured and analyzed using static interest rate sensitivity gap indicators, net interest income simulations and net present value sensitivity measures. These combined methods enable Parkvale's management to regularly monitor both the direction and magnitude of potential changes in the pricing relationship between interest-earning assets and interest-bearing liabilities.

Interest rate sensitivity gap analysis provides one indicator of potential interest rate risk by comparing interest-earning assets and interest-bearing liabilities maturing or repricing at similar intervals. The gap ratio is defined as rate-sensitive assets minus rate-sensitive liabilities for a given time period divided by total assets. Parkvale continually monitors gap ratios, and within the IRR framework and in conjunction with net interest income simulations, implements actions to reduce exposure to fluctuating interest rates. Such actions have included maintaining high liquidity, increasing the repricing frequency of the loan portfolio and lengthening the overall maturities of interest-bearing liabilities. Management believes these ongoing actions minimize Parkvale's vulnerability to fluctuations in interest rates. The one-year gap ratio shifted from -3.52% at June 30, 2006 to 1.67% as of June 30, 2007, the three-year gap ratio went from 3.26% at June 30, 2006 to 7.53% at June 30, 2007 and the five-year gap ratio was 16.54% at June 30, 2006 versus

14.28% as of June 30, 2007. The improvement in the one-year GAP ratio is due to an increase in investments and ARM loans scheduled to reprice or mature within one-year. The lower five-year positive GAP ratio is primarily related to $30 million of FHLB advances maturing in fiscal 2012 moving from greater than 5 years to less than 5 years.

Gap indicators of IRR are not necessarily consistent with IRR simulation estimates. Parkvale utilizes net interest income simulation estimates under various assumed interest rate environments to more fully capture the details of IRR. Assumptions included in the simulation process include measurement over a probable range of potential interest rate changes, prepayment speeds on amortizing financial instruments, other imbedded options, loan and deposit volumes and rates, nonmaturity deposit assumptions and management's capital requirements. The estimated impact on projected net interest income in fiscal 2008 assuming an immediate shift in current interest rates, would result in the following percentage changes over fiscal 2007 net interest income +100 basis points ("bp"), +1.7%; +200 bp, -10.3%; -100 bp, +9.7%; -200 bp, -4.0%. This compares to projected net interest income for fiscal 2007 made at June 30, 2006 of: +100 bp, +2.1%; +200 bp, -7.6%; -100 bp, +9.4%; -200 bp, +2.0%. The fluctuation in projected net interest income between fiscal 2007 and 2006 is reflective of the flat yield curve, the shorter repricing characteristics of the arm portfolio and the associated optionality estimates.

Interest-Sensitivity Analysis. The following table reflects the maturity and repricing characteristics of Parkvale's assets and liabilities at June 30, 2007 (in Thousands):

Interest sensitive assets	< 3 months	4-12 Months	1-5 Years	5+ Years	Total
ARM and other variable rate loans	$132,150	$261,521	$379,482	$ 20,642	$ 793,795
Other fixed rate loans, net (1)	11,959	37,964	175,779	228,090	453,792
Variable rate mortgage-backed securities	624	12,070	8,635	–	21,329
Fixed rate mortgage-backed securities	162	1,486	3,928	539	6,115
Investments and Federal funds sold	194,095	61,349	185,749	26,203	467,396
Equities, primarily FHLB	9,189	4,728	17,455	3,762	35,134
Total interest-sensitive assets	$348,179	$379,118	$771,028	$279,236	$1,777,561
Ratio of interest-sensitive assets to total assets	18.9%	20.6%	41.8%	15.1%	96.4%
Interest-sensitive liabilities					
Passbook deposits and club accounts (2)	$ 7,494	$ 26,004	$ 29,966	$127,443	$ 190,907
Checking accounts (3)	17,728	16,800	33,598	205,130	273,256
Money market deposit accounts	27,428	44,000	44,000	–	115,428
Certificates of deposit	187,527	324,263	305,391	59,492	876,673
FHLB advances and other borrowings including trust preferred securities	25,225	20,000	125,595	60,413	231,233
Total interest-sensitive liabilities	$265,402	$431,067	$538,550	$452,478	$1,681,497
Ratio of interest-sensitive liabilities to total liabilities and equity	14.4%	23.4%	29.2%	24.5%	91.5%
Ratio of interest-sensitive assets to interest-sensitive liabilities	131.2%	87.9%	143.2%	61.7%	105.3%
Periodic Gap to total assets	4.49%	(2.82)%	12.61%	(9.39)%	4.89%
Cumulative Gap to total assets	4.49%	1.67%	14.28%	4.89%	

(1) Includes total repayments and prepayments at an assumed rate of 15% per annum for fixed-rate mortgage loans and mortgage-backed securities, with the amounts for other loans based on the estimated remaining loan maturity by loan type.

(2) Based on historical data, assumes passbook deposits are rate sensitive at the rate of 16.0% per annum, compared with 18.2% for fiscal 2006.

(3) Includes investment checking accounts, which are assumed to be immediately rate sensitive, with remaining interest-bearing checking accounts assumed to be rate sensitive at 10% in the first year and 5% per annum thereafter. Noninterest checking accounts are considered core deposits and are included in the 5+ years category.

Asset Management. A primary goal of Parkvale's asset management is to maintain a high level of liquid assets. Parkvale defines the following as liquid assets: cash, federal funds sold, certain corporate debt maturing in less than one year, U.S. Government and agency obligations maturing in less than one year and short-term bank deposit accounts. The average daily liquidity was 33.2% for the quarter ended June 30, 2007. During fiscal 2007, Parkvale's investment strategy in addition to maintaining high liquidity was to purchase high quality investment securities and single-family adjustable rate mortgage ("ARM") loans to enhance yields and reduce the risk associated with rate volatility. Such investments were purchased primarily with maturity or reset dates in 3 to 5 years. If interest rates were to fall, net interest income may decrease if the yield on liquid assets and ARM loans were to fall faster than liabilities would reprice.

Parkvale's lending strategy has been designed to shorten the average maturity of its assets and increase the rate sensitivity of its loan portfolio. In fiscal 2007, 2006 and 2005, 72.3%, 78.2% and 86.7%, respectively, of mortgage loans originated or purchased were adjustable-rate loans. Parkvale has continually emphasized the origination and purchase of ARM loans. ARMs totaled $712.2 million or 69.8% of total mortgage loans at June 30, 2007 versus $714.1 million or 72.2% of total mortgage loans at June 30, 2006. To supplement local mortgage originations, Parkvale purchased loans aggregating $142.9 million, $139.5 million and $126.9 million in fiscal 2007, 2006 and 2005, respectively, from mortgage bankers and other financial institutions. The loan packages purchased were predominately 3/1 and 5/1 residential ARMs. All of the fiscal 2007, 2006 and 2005 purchases were residential ARMs that were generally originated at competitive rates that may be considered teaser rates as the rates are projected to increase when the rates contractually reset in future periods. The loans purchased from others are reviewed for underwriting standards that include appraisals, creditworthiness and acceptable ratios of loan to value and debt to income that are calculated at fully indexed rates. The practice of purchasing loans in the secondary market is expected to continue in fiscal 2008 when liquidity exceeds targeted levels. At June 30, 2007, Parkvale had commitments to originate mortgage loans totaling $6.9 million and commercial loans of $18.7 million. Commitments to fund construction loans in process at June 30, 2007 were $19.8 million, which were funded from current liquidity.

Parkvale continues to focus on its consumer loan portfolio through new originations. Home equity lines of credit are granted up to 120% of collateral value at competitive rates. In general, these loans have shorter maturities and greater interest rate sensitivity and margins than residential real estate loans. At June 30, 2007 and 2006, consumer loans were $173.5 million and $182.5 million which represented a 4.9% decrease and a 2.8% decrease over the balances at June 30, 2006 and 2005, respectively, with fixed-rate second mortgage loans totaling $98.7 million, $90.6 million and $73.9 million of outstanding balances at June 30, 2007, 2006 and 2005, respectively. The decrease of consumer loans in fiscal 2007 was due to lower retail demand related to higher rates.

Investments in mortgage-backed securities and other securities, such as U.S. Government and agency obligations and corporate debt, are purchased to enhance Parkvale's overall net interest margin and to diversify asset concentration. Substantially all debt securities are classified as held to maturity and are not available for sale or held for trading.

Liability Management. Deposits are priced according to management's asset/liability objectives, alternate funding sources and competitive factors. Certificates of deposits maturing after one year as a percent of total deposits were 24.8% at June 30, 2007 and 26.0% at June 30, 2006. The reduced percentage of longer-term certificates is reflective of consumer preference for shorter-terms in a rising rate environment. Over the past 5 years, Parkvale has made a concentrated effort to increase low cost deposits by attracting new checking customers to our community branch offices. During fiscal 2007, checking accounts increased by 1.0% after decreasing by 1.6% during fiscal 2006. The reduced balances in checking accounts in fiscal 2006 reflects consumer preference for the higher rates available on certificate and money market accounts and the competitive rate environment. Checking account holders with higher balances have transferred portions of their accounts into higher yielding alternative products. Parkvale's primary sources of funds are deposits received through its branch network, and advances from the Federal Home Loan Bank ("FHLB"). FHLB advances can be used on a short-term basis for liquidity purposes or on a long-term basis to support lending activities.

Contractual Obligations

Information concerning our future contractual obligations by payment due dates at June 30, 2007 is summarized as follows. Contractual obligations for deposit accounts do not include accrued interest. Payments for deposits other than time, noninterest bearing deposits and money market, NOW and savings accounts, are based on our historical experience, judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.

(In Thousands)	Due < One Year	1-3 Years	3-5 Years	5+ Years	Total
Deposits other than time	$139,454	$ 90,765	$ 22,637	$326,735	$579,591
Time deposits	187,527	324,263	305,391	59,492	876,673
Advances from FHLB	20,000	5,000	65,826	120,832	211,658
Trust preferred securities	–	–	–	7,200	7,200
Operating leases	1,125	1,820	1,000	2,653	6,598
Total	$348,106	$421,848	$394,854	$516,912	$681,720

Concentration of Credit Risk

Financial institutions, such as Parkvale, generate income primarily through lending and investing activities. The risk of loss from lending and investing activities includes the possibility that losses may occur from the failure of another party to perform according to the terms of the loan or investment agreement. This possibility of loss is known as credit risk.

Credit risk is increased by lending and investing activities that concentrate a financial institution's earning assets in a way that exposes the institution to a material loss from any single occurrence or group of related occurrences. Diversifying loans and investments to prevent concentrations of risks is one manner a financial institution can reduce potential losses due to credit risk. Examples of asset concentrations would include, but not be limited to, geographic concentrations, loans or investments of a single type, multiple loans to a single borrower, loans made to a single type of industry and loans of an imprudent size relative to the total capitalization of the institution. For loans purchased and originated, Parkvale has taken steps to reduce exposure to credit risk by emphasizing lower risk single-family mortgage loans, which comprise 69.6% of the gross loan portfolio as of June 30, 2007. The next largest component of the loan portfolio is consumer loans at 14.1%, which generally consists of lower balance second mortgages and home equity loans originated in the greater Pittsburgh area and Ohio valley region and an auto loan portfolio.

Nonperforming Loans and Foreclosed Real Estate

Nonperforming loans and foreclosed real estate ("REO") consisted of the following at June 30:

(In Thousands)	**2007**	2006	2005	2004	2003
Nonaccrual Loans:					
Mortgage	**$2,746**	$1,700	$3,535	$2,610	$3,786
Consumer	**416**	567	776	420	603
Commercial	**1,177**	1,321	2,850	1,925	2,895
Total nonaccrual loans	**$4,339**	$3,588	$7,161	$4,955	$7,284
Total nonaccrual loans as a percent of total loans	**0.35%**	0.29%	0.59%	0.48%	0.58%
Total foreclosed real estate, net	**1,857**	976	1,654	2,998	2,695
Total amount of nonaccrual loans and foreclosed real estate	**$6,196**	$4,564	$8,815	$7,953	$9,979
Total nonaccrual loans and foreclosed real estate as a percent of total assets	**0.34%**	0.25%	0.47%	0.49%	0.61%

Nonaccrual single-family mortgage loans at June 30, 2007 consisted of 33 owner occupied homes. As of June 30, 2007, $1.2 million or 44.7% of the nonaccrual mortgage loans totaling $2.7 million were purchased from others. Management believes the loans are well collateralized as single-family loans are generally originated at a maximum of 80% loan to value or the borrower is required to purchase private mortgage insurance.

Loans are placed on nonaccrual status when, in management's judgment, the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest income. As a result, uncollected interest income is not included in earnings for nonaccrual loans. The amount of interest income on nonaccrual loans that has not been recognized in interest income was $193,000 for fiscal 2007 and $135,000 for fiscal 2006. Parkvale provides an allowance for the loss of accrued but uncollected interest on mortgage, consumer and commercial business loans, which are 90 days or more contractually past due.

In addition, loans totaling $2.4 million were classified as special mention and $1.7 million were classified as substandard for regulatory purposes at June 30, 2007. The special mention loans consist of $1.5 million of commercial loans and $905,000 of commercial real estate loans. The substandard loans include a multi-family loan totaling $684,000 as well as several lesser commercial, commercial real estate and consumer loans. These loans, while current or less than 90 days past due, have exhibited characteristics which warrant special monitoring. Examples of these concerns include irregular payment histories, questionable collateral values, investment properties having cash flows insufficient to service debt, and other financial inadequacies of the borrower. These loans are regularly monitored with efforts being directed towards resolving the underlying concerns while continuing with the performing status classification of such loans.

Allowance for Loan Losses

The allowance for loan loss was $14.2 million at June 30, 2007 and $14.9 million at June 30, 2006 or 1.14% and 1.21% of gross loans at June 30, 2007 and June 30, 2006, respectively. The allowance decreased during fiscal 2007 as problem loans with general allowances established in prior years were charged off in 2007. The adequacy of the allowance for loan loss is determined by management through evaluation of individual nonperforming, delinquent and high dollar loans, economic and business trends, growth and composition of the loan portfolio and historical loss experience, as well as other relevant factors.

The loan portfolio is continually monitored by management for potential portfolio risks and to detect potential credit deterioration in the early stages. Management then establishes reserves in the allowance for loan loss based upon evaluation of the inherent risks in the loan portfolio. Management believes the allowance for loan loss is adequate to absorb probable loan losses.

The following table sets forth the allowance for loan loss allocation at June 30:

(In Thousands)	2007		2006		2005		2004		2003	
General Allowances										
Residential 1-4 mortgages	$ 2,716	19.1%	$ 2,855	19.2%	$ 2,732	18.0%	$ 2,669	19.3%	$ 3,519	23.4%
Commercial & multi-family mortgage	3,964	27.9%	3,802	25.5%	3,952	26.0%	4,029	29.2%	3,921	26.1%
Consumer Loans	4,154	29.3%	4,568	30.6%	4,794	31.6%	3,542	25.6%	4,073	27.1%
Commercial Loans	2,848	20.1%	3,368	22.6%	3,386	22.3%	2,895	21.0%	2,746	18.3%
Total General	13,682	96.4%	14,593	97.9%	14,864	97.9%	13,135	95.1%	14,259	95.0%
Specific Allowances										
Residential 1-4 mortgage	31	0.2%	32	0.2%	93	0.6%	112	0.8%	36	0.2%
Commercial & multi-family mortgage	–	0.0%	–	0.0%	–	0.0%	–	0.0%	235	1.6%
Consumer	426	3.0%	256	1.7%	213	1.4%	269	1.9%	225	1.5%
Commercial	50	0.4%	26	0.2%	18	0.1%	292	2.1%	258	1.7%
Total Specific	507	3.6%	314	2.1%	324	2.1%	673	4.9%	754	5.0%
Total Allowances for loan losses	$14,189	100.0%	$14,907	100.0%	$15,188	100.0%	$13,808	100.0%	$15,013	100.0%

The allowance on residential 1-4 family loans is $2.7 million or 0.3% of the residential 1-4 family loan portfolio, on commercial and multi-family loans the allowance is $4.0 million or 2.4% of the commercial and multi-family loan portfolio, on consumer loans the allowance is $4.2 million or 2.6% of the consumer loan portfolio and on the commercial loan portfolio the allowance is $2.9 million or 6.4% of the commercial loan portfolio.

Yields Earned and Rates Paid

The following table sets forth the average yields earned on Parkvale's interest-earning assets and the average rates paid on its interest-bearing liabilities for the periods indicated, the resulting average interest rate spreads, the net yield on interest-earning assets and the weighted average yields and rates at June 30, 2007:

	Year Ended June 30,			**At June 30,**
	2007	2006	2005	**2007**
Average Yields on (1)				
Loans	5.87%	5.60%	5.24%	**5.95%**
Investments (2)	4.66%	3.96%	3.64%	**4.99%**
Federal funds sold	5.33%	4.26%	2.29%	**5.25%**
All interest-earning assets	5.55%	5.11%	4.64%	**5.70%**
Average rates paid on (1)				
Saving deposits	3.11%	2.54%	2.22%	**3.23%**
Borrowings	4.87%	4.76%	4.77%	**4.84%**
Trust preferred securities	9.20%	8.06%	6.18%	**9.04%**
All interest-bearing liabilities	3.44%	2.96%	2.62%	**3.47%**
Average interest rate spread	2.11%	2.15%	2.02%	**2.23%**
Net yield on interest-earning assets (3)	2.19%	2.20%	2.08%	

(1) Average yields and rates are calculated by dividing the interest income or expense for the period by the average daily balance for the year. The weighted averages at June 30, 2007 are based on the weighted average contractual interest rates. Nonaccrual loans are excluded in the average yield and balance calculations.
(2) Includes held-to-maturity and available-for-sale investments, including mortgage-backed securities and interest-bearing deposits.
(3) Net interest income on a tax equivalent basis divided by average interest-earning assets.

The following table presents the average balances of each category of interest-earning assets and interest-bearing liabilities for the periods indicated.

	Year Ended June 30		
(In Thousands)	**2007**	2006	2005
Interest-Earning Assets			
Loans	**$1,224,731**	$1,214,932	$1,112,113
Investments	**407,959**	456,638	479,791
Federal Funds Sold	**118,602**	82,166	77,483
Total interest-earning assets	**1,751,292**	1,753,736	1,669,387
Noninterest-earning assets	**100,203**	98,861	81,898
Total assets	**$1,851,495**	$1,852,597	$1,751,285
Interest-bearing liabilities			
Savings deposits	**$1,449,764**	$1,444,318	$1,387,788
FHLB advances and other borrowings	**235,321**	247,676	212,764
Trust preferred securities	**25,603**	32,200	28,600
Total interest-bearing liabilities	**1,710,688**	1,724,194	1,629,152
Noninterest-bearing liabilities	**13,385**	10,132	13,081
Total Liabilities	**1,724,073**	1,734,326	1,642,233
Shareholders equity	**127,422**	118,271	109,052
Total liabilities and equity	**$1,851,495**	$1,852,597	$1,751,285
Net interest-earning assets	**$ 40,604**	$ 29,542	$ 40,235
Interest-earning assets as a % of interest-bearing liabilities	**102.4%**	101.7%	102.5%

An excess of interest-earning assets over interest-bearing liabilities enhances a positive interest rate spread.

Yields Earned and Rates Paid

The results of operations of Parkvale depend substantially on its net interest income, which is the largest component of Parkvale's net income. Net interest income is affected by the difference or spread between yields earned by Parkvale on its loan and investment portfolios and the rates of interest paid by Parkvale for its deposits and borrowings, as well as the relative amounts of its interest-earning assets and interest-bearing liabilities.

The following table sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rates (change in rate multiplied by old volume), (2) changes in volume (changes in volume multiplied by old rate), and (3) changes in rate-volume (change in rate multiplied by the change in volume).

	Year Ended June 30							
	2007 vs 2006				2006 vs 2005			
(In Thousands)	Rate	Volume	Rate/ Volume	Total	Rate	Volume	Rate/ Volume	Total
Interest-earning assets								
Loans	$ 3,280	$ 549	$ 117	$3,946	$4,004	$5,388	$338	$ 9,730
Investments	3,196	(1,928)	(351)	917	1,535	(842)	(90)	603
Federal Funds Sold	879	1,552	391	2,822	1,526	107	87	1,720
Total	7,355	173	157	7,685	7,065	4,653	335	12,053
Interest-bearing liabilities								
Deposits	8,233	138	84	8,455	4,441	1,255	64	5,760
FHLB advances and debt	272	(588)	(7)	(323)	(21)	1,665	(17)	1,627
Trust preferred securities	367	(532)	(73)	(238)	538	222	65	825
Total	8,872	(982)	4	7,894	4,958	3,142	112	8,212
Net change in net interest income (expense)	$(1,517)	$ 1,155	$ 153	$ (209)	$2,107	$1,511	$223	$ 3,841

RESULTS OF OPERATIONS

Parkvale Financial Corporation reported net income for the fiscal year ended June 30, 2007 of $13.4 million or $2.34 per diluted share, compared to net income of $13.3 million or $2.33 per diluted share for the fiscal year ended June 30, 2006. The $113,000 increase in fiscal year 2007 net income reflects an increase of $943,000 in non-interest income, offset by an increase of $399,000 in non-interest expense and a decrease of $209,000 in net interest income. Non-interest expense includes a charge of $625,000 on the early extinguishment of debt. Non-interest income reflects increased gains from the sale of assets and securities of $312,000. Return on average equity was 10.54% for the fiscal year ended June 30, 2007.

Interest Income

Interest income from loans increased by $3.9 million or 5.8% in fiscal 2007. Average loans outstanding in fiscal 2007 were $1.2 billion, representing an increase of $9.8 million or 0.8%, partially due to loan purchases amounting to $142.9 million during fiscal 2007. The higher interest income reflected an increase in the average loan yield, which was 5.60% in fiscal 2006 and 5.87% in fiscal 2007. Interest income on loans increased by $9.7 million or 16.7% from fiscal 2005 to 2006. The average yield on loans increased from 5.24% in fiscal 2005 to 5.60% in fiscal 2006. The trend of higher rates earned relates primarily to ARM loans repricing at higher rates based on treasury rates and Libor plus contractual additions.

Interest income on investments increased $917,000 or 5.1% in fiscal 2007. This was the result of an increase in the average yield on investments to 4.66% in fiscal 2007 from 3.96% in fiscal 2006, offset by a decrease in the average balance of $48.7 million or 10.7% to $408.0 million. Interest income on investments increased by $603,000 or 3.4% from fiscal 2005 to 2006. This was the result of the average yield on investments increasing to 3.96% in fiscal 2006 from 3.64% in fiscal 2005 and offset by a $23.1 million or 4.8% decrease in the average balance.

Interest income from federal funds sold increased $2.8 million or 80.7% from fiscal 2006 to 2007. The increase was attributable primarily to an increase in the average yield from 4.26% in fiscal 2006 to 5.33% in fiscal 2007, coupled with an increase in the average federal funds sold balance from $82.2 million in fiscal 2006 to $118.6 million in fiscal 2007. The higher level of average funds sold in fiscal 2007 was part of a strategy to increase liquidity to provide flexibility with an uncertain interest rate environment expected at the end of calendar 2007. The average balance of federal funds sold increased from $77.5 million in fiscal 2005 to $82.2 million in fiscal 2006 with interest income increasing $1.7 million from fiscal 2005 to 2006. The average yield increased from 2.29% in fiscal 2005 to 4.26% in fiscal 2006.

Interest Expense

Interest expense on deposits increased $8.5 million or 23.1% from fiscal 2006 to fiscal 2007. The average deposit balance increased $5.4 million or 0.04% in fiscal 2007 and the average cost increased from 2.54% in fiscal 2006 to 3.11% in 2007. Interest costs have steadily increased as maturing time deposit rates were higher in fiscal 2007 due to competition offering a variety of specials to attract funds. Interest expense on deposits increased $5.8 million or 18.7% between fiscal 2005 and 2006. The average cost increased from 2.22% in fiscal 2005 to 2.54% in fiscal 2006 while the average deposit balance increased by $56.5 million or 4.1% from fiscal 2005 to 2006. The average balance increase for fiscal 2006 compared to 2005 was attributable to the Advance merger on December 31, 2004.

Interest expense on borrowed money decreased by $323,000 or 2.7% in fiscal 2007. This was due to a decrease of $12.4 million in the average balance, offset by an increase in the average costs of borrowings from 4.76% in fiscal 2006 to 4.87% in fiscal 2007. Interest expense on trust preferred securities decreased $238,000 or 9.2% for fiscal 2007. The average balance decreased $6.6 million or 20.5%, offset by an increase in the average cost from 8.06% in fiscal 2006 to 9.20% in fiscal 2007. The lower average balance is attributable to the early extinguishment of $25.0 million of trust-preferred securities, which resulted in a one-time pre-tax charge of $625,000 ($407,000 after taxes) or $0.07 per diluted share. Beginning with the June 2007 quarter, the redemption of this higher cost debt is expected to improve earnings by nearly $0.03 per share per quarter. In fiscal 2006, interest expense on borrowed money increased by $1.6 million or 16.0%, due to new borrowings with the FHLB of $30 million at a rates ranging from 4.32% to 4.46% during fiscal 2005. The overall average cost of borrowings decreased from 4.77% in fiscal 2005 to 4.76% in fiscal 2006. Interest expense on trust preferred securities increased $825,000, or 46.6% for fiscal 2006 primarily due to the addition of an average of $3.6 million of trust preferred securities acquired through the AFB acquisition during fiscal 2005.

Net Interest Income

Net interest income is the difference between interest earned on loans and investments and interest paid for deposits and borrowings. A positive interest rate spread is achieved with interest-earning assets in excess of interest-bearing liabilities, which results in increased net interest income.

Net interest income decreased $209,000 or 0.5% from fiscal 2006 to 2007. The average interest rate spread decreased to 2.11% in fiscal 2007 from 2.15% in fiscal 2006, while the average net interest-earning assets increased $11.1 million. In fiscal 2006, net interest income increased $3.8 million or 11.1%. The average interest rate spread increased from 2.02% in fiscal 2005 to 2.15% in fiscal 2006, while average net interest-earning assets decreased $10.7 million between the two years.

At June 30, 2007, the weighted average yield on loans and investments was 5.70%. The average rate payable on liabilities was 3.23% for deposits, 4.84% for borrowings, 9.04% for trust-preferred securities and 3.47% for combined deposits, borrowings and trust-preferred securities.

Provision for Loan Losses

The provision for loan losses is an amount added to the allowance against which loan losses are charged. The provision for loan losses was $828,000 in 2007, $736,000 in 2006, and $229,000 in 2005. The provision increased by $92,000 or 12.5% in fiscal 2007 compared to fiscal year 2006 due to the higher levels of net charge-offs in fiscal 2007 primarily related to uncollectible commercial loans. The higher provisions for loan losses in fiscal 2007 and 2006 relate primarily to losses incurred from loans acquired in merger transactions. The lower provision in fiscal 2005 reflects the recovery of previous charge offs and the decrease in the loan portfolio due to payoffs. Aggregate allowances were 1.14% of gross loans as of June 30, 2007 compared to 1.21% at June 30, 2006. Management believes the allowance for loan losses is adequate to cover the amount of probable credit losses in the loan portfolio as of June 30, 2007.

Noninterest Income

Total noninterest income increased by $943,000 or 10.0% in fiscal 2007. Fee income derived from deposit accounts increased $624,000, while other fees and charges on loan accounts decreased $110,000. Gains on the sale of securities and assets increased by $312,000. Fiscal 2007 gains on the sale of securities and assets were $440,000 compared to $128,000 in fiscal 2006. The fiscal 2006 gains included a $65,000 recovery from a fiscal 2002 writedown on WorldCom bonds. Service charges on deposit accounts increased by $678,000 and other service charges and fees increased by $141,000 between fiscal 2006 and 2005.

Miscellaneous income increased $117,000 or 7.4% in fiscal 2007, and increased $319,000 or 25.1% in fiscal 2006. Investment service fee income earned by the Parkvale Financial Services investment representatives increased $100,000 to $749,000 in fiscal 2007 versus $649,000 in fiscal 2006 and $670,000 in fiscal 2005.

Noninterest Expense

Total noninterest expense increased $399,000 or 1.4% in fiscal 2007 and by $2.0 million or 8.0% in fiscal 2006 over fiscal 2005 primarily due to the AFB acquisition on December 31, 2004.

Compensation and employee benefits increased $345,000 or 2.3% during fiscal 2007 and $1.1 million or 7.9% during fiscal 2006 over the respective prior periods. The fiscal 2006 increase was attributable to additional employees gained through the AFB acquisition.

Office occupancy expense decreased $213,000 or 4.3% in fiscal 2007 and increased $388,000 or 8.4% in fiscal 2006 over the respective prior period. The 2007 decrease is primarily due to the purchase of the headquarters building in January 2006 reducing overall occupancy costs and mitigated somewhat by the opening of the 47th branch office. The fiscal 2006 increase was due to the seven additional offices gained through the AFB acquisition.

Marketing expenses decreased $54,000 or 9.7% in fiscal 2007 and increased $181,000 or 47.9% in fiscal 2006. The fiscal 2006 increase is attributable to higher levels of advertising spending in the newer market areas in the Ohio Valley for the additional branch offices acquired with the AFB acquisition and the opening of the Greengate Centre office in October 2005.

Deposits at the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Deposit

Insurance Fund ("DIF"). FDIC insurance expense was $178,000, $191,000 and $194,000 relating to savings deposit premiums averaging 1.25 basis points during fiscal 2007, 1.32 basis points during fiscal 2006, and 1.45 basis points during fiscal 2005, respectively. The Financing Corporation ("FICO") assessment is the total expense in the last three fiscal years and the FDIC has slowly decreased the rate charged on a quarterly basis.

Miscellaneous expense decreased by $299,000 or 5.9% in fiscal 2007. The amortization expense of core deposit intangibles was $928,000 in fiscal 2007 versus $955,000 in fiscal 2006 and $697,000 in fiscal 2005. Miscellaneous expense increased by $300,000 or 6.3% in fiscal 2006 primarily due to increased intangible asset amortization related to the AFB acquisition.

Income Taxes

Federal and state income tax expense increased by $130,000 or 2.1% in fiscal 2007 and increased by $885,000 or 16.3% in fiscal 2006 due to higher amounts of pre-tax income. The lower effective tax rate compared to the statutory rate of 35% resulted from the benefits of certain investments made by the company and its subsidiaries. As discussed in Note H, the effective tax rate for fiscal 2007, 2006 and 2005 was 32.5%, 32.2% and 31.8%, respectively.

Commitments

At June 30, 2007, Parkvale was committed under various agreements to originate fixed and adjustable rate mortgage loans aggregating $4.6 million and $2.3 million, respectively, at rates ranging from 5.711% to 6.875% for fixed rate and 5.75% to 6.50% for adjustable rate loans, and had $83.3 million of unused consumer lines of credit and $25.0 million in unused commercial lines of credit. Parkvale was committed to fund commercial development loans in process of $7.7 million and residential loans in process of $12.2 million. Parkvale was also committed to originate commercial loans totaling $14.2 million at June 30, 2007. Outstanding letters of credit total $4.5 million at June 30, 2007.

Liquidity and Capital Resources

Liquidity risk represents the inability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers, as well as the obligations to depositors and debt holders. Parkvale uses its asset/liability management policy and contingency funding plan to control and manage liquidity risk. In fiscal 2005, the AFB acquisition, which resulted in balance sheet growth, was funded with cash from available liquidity and capital.

Federal funds sold increased $10 million or 9.6% from $104 million at June 30, 2006 to $114 million at June 30, 2007. Loan balances increased $17.1 million or 1.4%, investments held to maturity decreased $47.9 million or 12.1% and cash and non interest-earning balances increased $5.6 million or 21.7%. The decrease in total assets resulted from the redemption of trust preferred securities of $25.0 million, mitigated by increased deposit balances of $17.3 million or 1.2% and by decreased advances of $10.2 million or 4.6%. Parkvale's FHLB advance available maximum borrowing capacity exceeds $700 million. If Parkvale were to experience a deposit run off in excess of available cash resources and cash equivalents, available FHLB borrowing capacity could be utilized to fund the decrease in deposits.

As reported in our March 31, 2007 Form 10-Q, the Board of Directors approved a plan on January 25, 2007 to repay $25.0 million of 8.97% trust-preferred securities on March 26, 2007. The early extinguishment of $25.0 million of trust-preferred securities resulted in a one-time pre-tax charge of $625,000 ($407,000 after taxes) or $0.07 per diluted share. Beginning with the June 2007 quarter, the redemption of this higher cost debt is expected to improve earnings by nearly $0.03 per share per quarter.

Trust preferred securities are considered variable rate debt obligations of Parkvale with $7.2 million maturing in December 2032. The interest rate at June 30, 2007 was 8.61%, representing three-month Libor plus 325 basis points or 9.04% with inclusion of amortization of debt issuance costs. Parkvale is permitted to redeem the remaining $7.2 million in whole or in part beginning on December 26, 2007 and on a quarterly basis thereafter. If the debt is prepaid in full on December 26, 2007, unamortized debt issuance costs of $62,000 would be recognized as other expense. The decision to redeem the $7.2 million in whole or in part is at Parkvale's option, which is subject to regulatory approval depending upon the funding method and capital impact at the Bank and PFC.

Shareholders' equity increased $7.0 million or 5.7% at June 30, 2007 compared to June 30, 2006. Comprehensive income was $176,000, while dividends declared were $4.6 million, representing 34.6% of net income paid to shareholders (equal to $0.82 per share) for fiscal year ended June 30, 2007. Treasury stock purchased in fiscal 2007 was $3.0 million, which was partially deployed for funding stock options and benefit plans totaling $882,000. The book value of Parkvale's common stock increased 6.7% to $23.10 at June 30, 2007 from $21.64 at June 30, 2006 as a result of these increases in shareholders' equity.

The Bank is a wholly owned subsidiary of PFC. The Bank's primary regulators are the FDIC and the Pennsylvania Department of Banking. The Office of Thrift Supervision retains jurisdiction over Parkvale Financial Corporation due to its status as a unitary savings and loan holding company. The Bank continues to maintain a "well capitalized" status, sustaining a 5.80% Tier 1 capital level as of June 30, 2007. Adequate capitalization allows Parkvale to continue building shareholder value through traditionally conservative operations and potentially profitable growth opportunities. Management is not aware of any trends, events, uncertainties or recommendations by any regulatory authority that will have, or that are reasonably likely to have, material adverse effects on Parkvale's liquidity, capital resources or operations.

Critical Accounting Policies and Judgments

Parkvale's consolidated financial statements are prepared based upon the application of certain accounting policies, the most significant of which are described in Note A of the Notes to Consolidated Financial Statements - Significant Accounting Policies. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variations and may significantly affect Parkvale's reported results and financial position in future periods. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on Parkvale's future financial condition and results of operations.

Allowance for Loan Losses. The allowance for loan losses is increased with provisions to decrease income and decreased by net charge-offs. The Bank's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, past loan loss experience, current economic conditions, trends within Parkvale's market area and other relevant factors.

The first step in determining the allowance for loan losses is recognizing a specific allowance on individual impaired loans. Nonaccrual, substandard and doubtful commercial and other real estate loans are considered for impairment.

An allowance is recognized for loan losses in the remainder of the loan portfolio based on known and inherent risk characteristics in the portfolio, past loss experience and prevailing market conditions. Because evaluating potential losses involves a high degree of management judgment, a margin is included for the imprecision inherent in making these estimates. While management believes that the allowance is adequate to absorb estimated credit losses in its existing loan portfolio, future adjustments may be necessary if circumstances differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

The allowance for loan losses at June 30, 2007 includes $11.4 million or 80.6% of the allowance allocated to loans that are not mortgages secured by single-family homes. The ability of Bank customers to repay commercial or consumer loans is dependent upon the success of their business, continuing income and general economic conditions. Accordingly, the risk of loss is higher on such loans than single-family loans, which generally incur fewer losses as the collateral value generally exceeds the loan amounts in the event of foreclosure.

Investment Securities Held to Maturity. Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual held-to-maturity securities below their amortized cost that are other than temporary result in writedowns of the individual securities to their estimated fair value. Such writedowns are included in earnings as realized losses. Regular quarterly reviews of investment ratings and publicly available information are conducted by management and reviewed by the Audit-Finance committee. A listing of securities with ratings below investment grade are monitored and evaluated for possible writedown. There were no writedowns in fiscal 2007, 2006 and 2005.

Foreclosed Real Estate. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and recorded at the lower of the carrying amount or fair value of the property less cost to sell. After foreclosure, management periodically performs valuations and a valuation allowance is established for declines in the fair value less cost to sell below the property's carrying amount. Revenues, expenses and changes in the valuation allowance are included in the statement of operations. Gains and losses upon disposition are reflected in earnings as realized. Foreclosed real estate at June 30, 2007 included $463,000 of commercial property.

Goodwill and Other Intangible Assets. FAS #141, Accounting for Business Combinations is the standard of accounting for business combinations initiated after June 30, 2001. FAS #141 mandated use of the purchase method and eliminated the use of the pooling-of-interest method of accounting for business combinations. FAS #141 also provided criteria to determine whether an acquired intangible should be recognized separately from goodwill. FAS #142, Accounting for Goodwill and Other Intangible Assets establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At June 30, 2007, Parkvale has $5.6 million of core deposit intangible assets subject to amortization and $25.6 million in goodwill, which is not subject to periodic amortization. Parkvale determined the amount of identifiable intangible assets based upon independent core deposit analyses.

Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the business acquired. Parkvale's goodwill relates to value inherent in the banking business, and the value is dependent upon Parkvale's ability to provide quality, cost effective services in the face of competition from other market participants on a regional basis. This ability relies upon continuing investments in processing systems, the development of value-added service features, and the ease of use of Parkvale's services. As such, goodwill value is supported ultimately by revenue, which is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill, which could result in a charge and adversely impact earnings in future periods.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

Forward Looking Statements

The statements in this Annual Report that are not historical fact are forward looking statements. Forward-looking information should not be construed as guarantees of future performance. Actual results may differ from expectations contained in such forward looking information as a result of factors including, but not limited to, the interest rate environment, economic policy or conditions, federal and state banking and tax regulations and competitive factors in the marketplace. Each of these factors could affect estimates, assumptions, uncertainties and risks considered in the development of forward looking information and could cause actual results to differ materially from management's expectations regarding future performance.

PARKVALE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollar amounts in thousands except share data)

	June 30,	
ASSETS	**2007**	2006
Cash and noninterest-earning deposits	**$ 31,248**	$ 25,676
Federal funds sold	**114,000**	104,000
Cash and cash equivalents	**145,248**	129,676
Interest-earning deposits in other banks	**4,803**	8,307
Investment securities available for sale (cost of $30,303 in 2007 and $27,755 in 2006) (Note B)	**30,580**	27,917
Investment securities held to maturity (fair value of $347,022 in 2007 and $389,964 in 2006) (Note B)	**349,363**	397,266
Loans, net of allowance of $14,189 in 2007 and $14,907 in 2006 (Note C)	**1,234,397**	1,217,328
Foreclosed real estate, net (Note D)	**1,857**	975
Office properties and equipment, net (Note D)	**17,387**	17,592
Goodwill	**25,634**	25,634
Intangible assets and deferred charges	**5,604**	6,532
Prepaid expenses and other assets (Note M)	**29,358**	27,488
Total assets	**$1,844,231**	$1,858,715
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits (Note E)	**$1,469,084**	$1,451,764
Advances from Federal Home Loan Bank (Note F)	**211,658**	221,885
Other debt (Note F)	**13,106**	17,528
Trust preferred securities (Note F)	**7,200**	32,200
Advance payments from borrowers for taxes and insurance	**7,665**	7,292
Other liabilities (Note M)	**5,848**	5,342
Total liabilities	**1,714,561**	1,736,011
SHAREHOLDERS' EQUITY (Notes G and I)		
Preferred stock ($1.00 par value; 5,000,000 shares authorized; 0 shares issued)	**–**	–
Common stock ($1.00 par value; 10,000,000 shares authorized; 6,734,894 shares issued)	**6,735**	6,735
Additional paid-in capital	**3,717**	3,517
Treasury stock at cost – 1,122,546 shares in 2007 and 1,065,830 shares in 2006	**(22,695)**	(20,620)
Accumulated other comprehensive income	**176**	116
Retained earnings	**141,737**	132,956
Total shareholders' equity	**129,670**	122,704
Total liabilities and shareholders' equity	**$1,844,231**	$1,858,715

See Notes to Consolidated Financial Statements.

PARKVALE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar amounts in thousands except per share data)

	Years Ended June 30,		
	2007	2006	2005
INTEREST INCOME:			
Loans	**$71,935**	$67,989	$58,259
Investments	**19,006**	18,089	17,486
Federal funds sold	**6,319**	3,497	1,777
Total interest income	**97,260**	89,575	77,522
INTEREST EXPENSE:			
Deposits (Note E)	**45,052**	36,597	30,837
Borrowings	**11,463**	11,786	10,159
Trust preferred securities	**2,356**	2,594	1,769
Total interest expense	**58,871**	50,977	42,765
Net interest income	**38,389**	38,598	34,757
Provision for loan losses (Note C)	**828**	736	229
Net interest income after provision for loan losses	**37,561**	37,862	34,528
NONINTEREST INCOME:			
Service charges on deposit accounts	**7,004**	6,380	5,702
Other service charges and fees	**1,209**	1,319	1,178
Net gain on sale of assets and securities (Note J)	**440**	128	27
Other	**1,705**	1,588	1,269
Total noninterest income	**10,358**	9,415	8,176
NONINTEREST EXPENSE:			
Compensation and employee benefits	**15,317**	14,972	13,872
Office occupancy	**4,786**	4,999	4,611
Marketing	**505**	559	378
FDIC insurance	**178**	191	194
Office supplies, telephone and postage	**1,876**	1,868	1,791
Early extinguishment of debt (Note F)	**625**	–	–
Other	**4,752**	5,051	4,751
Total noninterest expense	**28,039**	27,640	25,597
Income before income tax expense	**19,880**	19,637	17,107
Income tax expense (Note H)	**6,455**	6,325	5,440
Net income	**$13,425**	$13,312	$11,667
Net income per share:			
Basic	**$ 2.37**	$ 2.36	$ 2.08
Diluted	**$ 2.34**	$ 2.33	$ 2.06

See Notes to Consolidated Financial Statements.

PARKVALE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands)

	Years Ended June 30,		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Interest received	**$ 97,435**	$ 90,615	$ 81,846
Loan fees received (paid)	**35**	(164)	(897)
Other fees and commissions received	**9,392**	8,818	7,684
Interest paid	**(59,266)**	(51,268)	(42,712)
Cash paid to suppliers and employees	**(25,804)**	(24,881)	(25,093)
Income taxes paid	**(7,006)**	(5,880)	(4,961)
Net cash provided by operating activities	**14,786**	17,240	15,867
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of investment securities available for sale	**5,767**	2,979	13,503
Proceeds from maturities of investments	**178,106**	111,764	197,252
Purchase of investment securities available for sale	**(3,529)**	(2,340)	(2,924)
Purchase of investment securities held to maturity	**(134,788)**	(52,995)	(168,306)
Maturity of deposits in other banks	**3,504**	1,167	4,073
Purchase of loans	**(142,914)**	(139,531)	(126,877)
Proceeds from sales of loans	**1,405**	5,184	2,441
Principal collected on loans	**283,266**	262,174	336,231
Loans made to customers, net of loans in process	**(160,594)**	(147,031)	(142,580)
Payment for acquisition of Advance Financial Bancorp, net	**–**	–	(12,780)
Capital expenditures, net of proceeds from sales of capital assets	**(1,350)**	(6,164)	621
Net cash provided by investing activities	**28,873**	35,207	100,654
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) in checking and savings accounts	**(8,835)**	(42,606)	(37,150)
Net increase (decrease) in certificates of deposit	**26,318**	16,198	(35,179)
Proceeds from FHLB advances	**–**	10,000	30,000
Repayment of FHLB advances	**(10,023)**	(5,052)	(5,104)
Net (decrease) increase in other borrowings	**(4,423)**	(5,588)	3,806
Redemption of trust preferred securities	**(25,000)**	–	–
Net increase (decrease) in borrowers advances for tax and insurance	**373**	781	(122)
Dividends paid	**(4,542)**	(4,520)	(4,475)
Contribution to retirement plans	**612**	880	806
Payment for treasury stock	**(2,957)**	(158)	(70)
Proceeds from exercise of stock options	**390**	254	193
Net cash used in financing activities	**(28,087)**	(29,811)	(47,295)
Net increase in cash and cash equivalents	**15,572**	22,636	69,226
Cash and cash equivalents at beginning of year	**129,676**	107,040	37,814
Cash and cash equivalents at end of year	**$ 145,248**	$ 129,676	$ 107,040
Reconciliation of net income to net cash provided by operating activities:			
Net income	**$ 13,425**	$ 13,312	$ 11,667
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**2,479**	2,583	2,118
Accretion and amortization of fees and discounts	**611**	932	2,362
Loan fees collected and deferred	**(339)**	(533)	(297)
Provision for loan losses	**828**	736	229
Gain on sale of assets	**(440)**	(128)	(27)
(Decrease) increase in accrued interest receivable	**(437)**	108	1,865
(Increase) decrease in other assets	**(1,458)**	683	(3,671)
(Decrease) increase in accrued interest payable	**(241)**	(142)	162
Increase (decrease) in other liabilities	**358**	(311)	1,459
Total adjustments	**1,361**	3,928	4,200
Net cash provided by operating activities	**$ 14,786**	$ 17,240	$ 15,867

See Notes to Consolidated Financial Statements.

PARKVALE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollar amounts in thousands except per share data)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
Balance at June 30, 2004	$6,735	$3,616	$(22,687)	$ 43	$116,979	$104,686
2005 net income					11,667	11,667
Accumulated other comprehensive income:						
Change in unrealized gain on securities, net of deferred tax expense of $77				182		
Reclassification adjustment, net of taxes of $(4)				(9)		173
Comprehensive income						11,840
Treasury stock purchased			(70)			(70)
Treasury stock contributed to benefit plans			806			806
Exercise of stock options		(80)	271			191
Cash dividends declared on common stock at $.80 per share					(4,482)	(4,482)
Balance at June 30, 2005	6,735	3,536	(21,680)	216	124,164	112,971
2006 net income					13,312	13,312
Accumulated other comprehensive income						
Change in unrealized gain on securities, net of deferred tax expense of $(12)				(21)		
Reclassification adjustment, net of taxes of $(46)				(79)		(100)
Comprehensive income						13,212
Treasury stock purchased			(158)			(158)
Treasury stock contributed to benefit plans			880			880
Exercise of stock options		(19)	338			319
Cash dividends declared on common stock at $.80 per share					(4,520)	(4,520)
Balance at June 30, 2006	6,735	3,517	(20,620)	116	132,956	122,704
2007 net income					13,425	13,425
Accumulated other comprehensive income						
Change in unrealized gain on securities, net of deferred tax expense of $(174)				(249)		
Reclassification adjustment, net of taxes of $132				309		60
Comprehensive income						13,485
Treasury stock purchased			(2,957)			(2,957)
Treasury stock contributed to benefit plans			612			612
Exercise of stock options		200	270			470
Cash dividends declared on common stock at $.82 per share					(4,644)	(4,644)
Balance at June 30, 2007	$6,735	$3,717	$(22,695)	$ 176	$141,737	$129,670

See Notes to Consolidated Financial Statements.

Note A - Significant Accounting Policies

(Dollar amounts in thousands)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Parkvale Financial Corporation ("PFC"), its wholly owned subsidiary, Parkvale Savings Bank (the "Bank") and its wholly owned subsidiaries. PFC and the Bank are collectively referred to as ("Parkvale"). All intercompany transactions and balances have been eliminated in consolidation.

Business

The primary business of Parkvale consists of attracting deposits from the general public in the communities that it serves and investing such deposits, together with other funds, in residential real estate loans, consumer loans, commercial loans and investment securities. Parkvale focuses on providing a wide range of consumer and commercial services to individuals, partnerships and corporations in the tri-state area, which comprises its primary market area. Parkvale is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by certain regulatory authorities.

Revenue Recognition

Income on loans and investments is recognized as earned on the accrual method. Service charges and fees on loans and deposit accounts are recognized at the time the customer account is charged.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities, which generate revenue and incurs expense, and the operating results of which are reviewed by management. Parkvale's business activities are currently confined to one operating segment which is community banking.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported period. Actual results could differ from those estimates.

Cash and Noninterest-Earning Deposits

The Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. The reserve calculation is currently 0% of the first $8,500 of checking deposits, 3% of the next $37,300 of checking deposits and 10% of total checking deposits over $45,800. These required reserves, net of allowable credits, amounted to $5,400 at June 30, 2007.

Investment Securities Available for Sale

Investment securities available for sale consist primarily of equity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary will result in write-downs of the individual securities to their fair value. Any related write-downs will be included in earnings as realized losses. The FHLB of Pittsburgh stock is a restricted equity security that does not have a readily determinable fair value. The FHLB requires member institutions to maintain a minimum level of stock ownership based on a percentage of residential mortgages, subject to periodic redemption at par if the stock owned is over the minimum requirement. As such, FHLB stock is recorded at cost with no unrealized gains or losses as an investment available for sale. No securities have been classified as trading.

Investment Securities Held to Maturity

Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual held-to-maturity securities below amortized cost that are other than temporary will result in write-downs of the individual securities to their fair value. Any related write-downs will be included in earnings as realized losses.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination and commitment fees and certain direct origination costs have been deferred and recognized as an adjustment of the yield of the related loan, adjusted for anticipated loan prepayments. Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Loans are placed on nonaccrual status when, in the judgment of management, the probability of collection of principal and interest is deemed to be insufficient to warrant further accrual. All loans which are 90 or more days delinquent are treated as nonaccrual loans. Nonaccrual, substandard and doubtful commercial and other real estate loans are assessed for impairment. Loans are considered impaired when the fair value of collateral is insufficient compared

Note A - (continued)

(Dollar amounts in thousands except per share data)

to the contractual amount due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest ultimately collected is credited to income in the period of recovery.

Allowance for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The Bank's periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, past loan loss experience, current economic conditions, trends within Parkvale's market area and other relevant factors.

The first step in determining the allowance for loan losses is recognizing a specific allowance on individual impaired loans. Nonaccrual, substandard and doubtful commercial and other real estate loans are considered for impairment. Impaired loans are generally evaluated based on the present value of the expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. Based on this evaluation, specific loss allowances are established on impaired loans when necessary.

An allowance is recognized for loan losses in the remainder of the loan portfolio based on known and inherent risk characteristics in the portfolio, past loss experience and prevailing market conditions. Because evaluating potential losses involves a high degree of management judgment, a margin is included for the imprecision inherent in making these estimates. While management believes that the allowance is adequate to absorb estimated credit losses in its existing loan portfolio, future adjustments may be necessary in circumstances that differ substantially from the assumptions used in evaluating the adequacy of the allowance for loan losses.

Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share for the three years ended June 30:

	2007	2006	2005
Numerator for basic and diluted earnings per share:			
Net income	**$ 13,425**	$ 13,312	$ 11,667
Denominator			
Weighted average shares for basic earnings per share	**5,672,181**	5,644,753	5,597,374
Effect of dilutive employee stock options	**63,451**	62,496	72,657
Weighted average shares for dilutive earnings per share	**5,735,632**	5,707,249	5,670,031
Net income per share			
Basic	**$ 2.37**	$ 2.36	$ 2.08
Diluted	**$ 2.34**	$ 2.33	$ 2.06

Note A - (continued)

(Dollar amounts in thousands)

Office Property and Equipment

Office property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the various classes of assets. Amortization of leasehold improvements is computed using the straight-line method over the useful lives of the leasehold.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and recorded at the lower of the carrying amount or fair value of the property less cost to sell. After foreclosure, management periodically performs valuations, and a valuation allowance is established for any declines in the fair value less cost to sell below the property's carrying amount. Revenues, expenses and changes in the valuation allowance are included in the statement of operations. Gains and losses upon disposition are reflected in earnings as realized. Loans transferred to foreclosed real estate during fiscal 2007 were $2,945 and in 2006 and 2005 were $2,154 and $1,350 respectively. The foreclosures in the last three years were primarily due to loans on single-family dwellings foreclosed throughout the year.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued No. 123R, a revised Statement, Share-Based Payment Amendment of FASB Statements No. 123 and APB No. 95, previously issued on March 31, 2004, that addressed the accounting for share-based payment transactions in which an enterprise receives services in exchange for (a) equity instruments of the enterprise and (b) liabilities that are based on the fair value of the enterprise's equity instruments that may be settled by the issuance of such equity instruments. Under Financial Accounting Standard ("FAS") No. 123R, all forms of share-based payments to employees, including employee stock options, are treated the same as other forms of compensation by recognition of the related cost in the income statement. The expense of the award would generally be measured at fair value at the grant date. Previous accounting guidance permitted the expense relating to so-called fixed plan employee stock options only be disclosed in the footnotes to the financial statements. The revised statement eliminated the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised statement eliminated the alternative to use the intrinsic value method of accounting. This statement requires the use of fair value recognition principles. This statement did not have a significant impact on Parkvale's results of operations, which became effective for Parkvale on July 1, 2005. At June 30, 2007, Parkvale does not have any unvested stock options outstanding.

Information regarding net income and earnings per share, as required by FAS No. 123, has been determined as if PFC had accounted for its stock options using the fair value recognition provisions. The fair value for these options was estimated at the date of the grants using a Black-Scholes option-pricing model.

Statement of Cash Flows

For the purposes of reporting cash flows, cash and cash equivalents include cash and noninterest-earning deposits and federal funds sold. Additionally, allocation of treasury stock to retirement plans includes exercise of stock options and allocation to the employee stock ownership plan.

Treasury Stock

The purchase of PFC common stock is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the average cost basis, with any excess proceeds being credited to additional paid-in capital.

The repurchase program approved on June 21, 2006 expired on June 30, 2007. During fiscal 2007, this program repurchased 99,988 shares at an average price of $29.57, representing 1.8% of the outstanding stock. A new repurchase program was approved on June 19, 2007 permitting the purchase of 5% of outstanding stock, or 281,000 shares, to be repurchased periodically through fiscal year 2008 at prevailing market prices in open-market transactions.

Goodwill and Other Intangible Assets

FAS No. 142, Accounting for Goodwill and Other Intangible Assets, defines goodwill as the excess of the purchase price over the fair value of assets acquired in connection with business acquisition accounted for as a purchase, and intangible assets with indefinite lives are not amortized but are reviewed annually, requiring a two-step process, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that are not deemed to have an indefinite life continue to be amortized over their useful lives. Parkvale applied the non-amortization provisions of FAS No. 142 to goodwill recorded on December 31, 2004 as a result of the acquisition of AFB. AFB core deposit intangibles valued at $4,600 at acquisition represented 4.7% of core deposit accounts, and the premium is being amortized over the average life of 8.94 years. Resulting goodwill of $18,100 is not subject to periodic amortization. Core deposit intangible amortization expense for AFB acquired on December 31, 2004 and for Second National Bank of Masontown ("SNB") acquired on January 31, 2002 was $517 and $392 in fiscal 2007, respectively. Amortization over the next five years is expected to aggregate $2,586 and $1,959 for AFB and SNB, respectively. Goodwill and amortizing core deposit intangibles aggregating $27,600 are not deductible for federal income tax purposes. See Note K.

Derivative Financial Instruments

FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting

Note A - (continued)

(Dollar amounts in thousands)

standards requiring that every derivative be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption has not had a material impact on Parkvale's financial statements, as Parkvale has not held any instruments that are subject to FAS 133 accounting.

Recent Accounting Standards

In February 2006, the FASB issued FAS No. 155, Accounting for Certain Hybrid Instruments, as an amendment of FAS No. 133 and 140. FAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In March 2006, the FASB issued FAS No. 156, Accounting for Servicing of Financial Assets. This Statement, which is an amendment to FAS No. 140, will simplify the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, FAS No. 156 addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. FAS No. 156 also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability; states that a separately recognized servicing asset or servicing liability should be initially measured at fair value, if practicable, and permits an entity with a separately recognized servicing asset or servicing liability to choose either the amortization or fair value methods for subsequent measurement. The provisions of FAS No. 156 are effective for Parkvale on July 1, 2007. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB No. 109." FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN 48 is effective for Parkvale on July 1, 2007. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of this statement on its financial statements.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. This Statement is effective for Parkvale on July 1, 2008. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FAS No. 87, 88, 106 and 132R. This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. The Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with public traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The adoption of this standard has not impacted the Company's results of operations or financial position.

In February 2007, the FASB issued FAS No. 159, The Fair Value for Financial Assets and Financial Liabilities-Including an amendment to FAS No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with FASB's long-term measurement objectives for accounting for financial instruments. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FAS No. 157, Fair Value Measurements. Parkvale is evaluating the effects of this statement on its financial statements and has not made a decision on the possible early adoption option.

Note B - Investment Securities

(Dollar amounts in thousands)

The amortized cost, gross unrealized gains and losses and fair values for investment securities classified as available for sale or held to maturity at June 30 are as follows:

	2007				2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:								
FHLB of Pittsburgh stock	$ 15,607	$ –	$ –	$ 15,607	$ 15,899	$ –	$ –	$ 15,899
Equity securities – other	14,696	641	364	14,973	11,856	509	346	12,018
Total equity investments available for sale	30,303	641	364	30,580	27,755	509	346	27,917
Held to maturity:								
U.S. Government and agency obligations due:								
Within 1 year	35,077	–	250	34,827	72,759	–	674	72,085
Within 5 years	200,314	5	2,056	198,263	199,340	–	5,024	194,316
Within 10 years	31,089	4	219	30,874	51,052	–	1,069	49,983
After 10 years	516	–	25	491	–	–	–	–
Total U.S. Government and agency obligations	266,996	9	2,550	264,455	323,151	–	6,767	316,384
Municipal obligations:								
Within 5 years	2,786	3	21	2,768	2,911	2	48	2,865
Within 10 years	1,417	15	1	1,431	926	17	–	943
After 10 years	1,031	4	1	1,034	1,035	13	2	1,046
Total municipal obligations	5,234	22	23	5,233	4,872	32	50	4,854
Corporate debt:								
Within 1 year	5,011	1	19	4,993	9,496	–	94	9,402
Within 5 years	–	–	–	–	5,024	–	70	4,954
Within 10 years	–	–	–	–	–	–	–	–
After 10 years	44,656	562	87	45,131	16,592	605	36	17,161
Total corporate debt	49,667	563	106	50,124	31,112	605	200	31,517
Total U.S. Government and agency obligations municipal obligations and corporate debt	321,897	594	2,679	319,812	359,135	637	7,017	352,755
Mortgage-backed securities:								
FHLMC	7,146	18	127	7,037	8,990	25	279	8,736
FNMA	14,732	54	84	14,702	19,714	4	557	19,161
GNMA	452	4	–	456	2,329	24	2	2,351
SBA	9	–	–	9	11	–	1	10
Collateralized mortgage obligations ("CMOs")	5,127	4	125	5,006	7,077	4	142	6,939
Other participation certificates	–	–	–	–	10	2	–	12
Total mortgage-backed securities	27,466	80	336	27,210	38,131	59	981	37,209
Total investments classified as held to maturity	349,363	674	3,015	347,022	397,266	696	7,998	389,964
Total investment portfolio	$379,666	$1,315	$3,379	$377,602	$425,021	$1,205	$8,344	$417,881

Mortgage-backed securities and CMOs are not due at a single maturity date; periodic payments are received on the securities based on the payment patterns of the underlying collateral. Investment securities with an estimated fair value of $20,750 and $13,494 were pledged to secure public deposits and other purposes as required by law at June 30, 2007 and 2006, respectively. Investment securities with an estimated fair value of $22,579 and $24,264 were pledged to secure commercial investment agreements at June 30, 2007 and 2006, respectively.

Note B - (continued)

(Dollar amounts in thousands)

The following table represents gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2007:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency obligations:	$40,429	$ 79	$214,085	$2,471	$254,514	$2,550
Municipal obligations:	486	1	2,294	22	2,780	23
Corporate debt:	14,444	86	4,954	20	19,398	106
Total U.S. Government and agency obligations and corporate debt	55,359	166	221,333	2,513	276,692	2,679
Agency MBS and CMO's	34	1	20,347	335	20,381	336
Equity securities – other	493	7	5,230	357	5,723	364
Total temporarily impaired securities	$55,886	$174	$246,910	$3,205	$302,796	$3,379

The investments in debt and equity securities have not been significantly impaired. The unrealized losses are primarily the result of volatility in interest rates. Based on the credit worthiness of the issuers, management determined that the debt and equity securities were not other-than temporarily impaired.

The following table represents gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2006:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency obligations:	$110,823	$2,212	$205,561	$4,555	$316,384	$6,767
Municipal obligations:	2,275	50	–	–	2,275	50
Corporate debt:	9,457	158	7,879	42	17,336	200
Total U.S. Government and agency obligations and corporate debt	122,555	2,420	213,440	4,597	335,995	7,017
Agency MBS and CMO's	12,034	101	22,142	880	34,176	981
Equity securities – other	473	64	5,217	282	5,690	346
Total temporarily impaired securities	$135,062	$2,585	$240,799	$5,759	$375,861	$8,344

The investments in debt and equity securities have not been significantly impaired. The unrealized losses are primarily the result of volatility in interest rates. Based on the credit worthiness of the issuers, management determined that the debt and equity securities were not other-than temporarily impaired.

Note C – Loans

(Dollar amounts in thousands)

Loans at June 30 are summarized as follows:

	2007	2006	2005
Mortgage loans:			
Residential:			
1-4 Family	**$ 859,972**	$ 833,262	$ 807,753
Multifamily	**32,474**	28,911	29,920
Commercial	**112,287**	108,977	109,146
Other	**18,321**	20,834	22,448
	1,023,054	991,984	969,267
Consumer loans	**173,506**	182,506	187,807
Commercial business loans	**45,184**	49,875	48,302
Loans on savings accounts	**5,162**	5,721	5,611
Gross loans	**1,246,906**	1,230,086	1,210,987
Less:			
Loans in process	**98**	142	418
Allowance for loan losses	**14,189**	14,907	15,188
Unamortized discount (premium) and deferred loan fees	**(1,778)**	(2,291)	(2,689)
	$1,234,397	$1,217,328	$1,198,070

The following summary sets forth the activity in the allowance for loan losses for the years ended June 30:

	2007	2006	2005
Beginning balance	**$14,907**	$15,188	$13,808
Provision for loan losses	**828**	736	229
Provision for loan losses from acquisition	**-**	–	1,897
Loans recovered:			
Commercial	**13**	8	6
Consumer	**19**	25	23
Mortgage	**27**	106	47
Total recoveries	**59**	139	76
Loans charged off:			
Commercial	**(842)**	(178)	(423)
Consumer	**(287)**	(755)	(203)
Mortgage	**(476)**	(223)	(196)
Total charge-offs	**(1,605)**	(1,156)	(822)
Net recoveries (charge-offs)	**(1,546)**	(1,017)	(746)
Ending balance	**$14,189**	$14,907	$15,188

Note C – (continued)

(Dollar amounts in thousands)

The following table sets forth the allowance for loan loss allocation for the years ended June 30:

	2007	2006	2005
Residential mortgages	**$ 2,747**	$ 2,887	$ 2,825
Commercial mortgages	**3,964**	3,802	3,952
Consumer loans	**4,580**	4,824	5,006
Commercial loans	**2,898**	3,394	3,405
Total allowance for loan losses	**$14,189**	$14,907	$15,188

The loan portfolio is reviewed on a periodic basis to ensure Parkvale's allowance for loan losses is adequate to absorb potential losses due to inherent risk in the loan portfolio.

At June 30, 2007, Parkvale was committed under various agreements to originate fixed and adjustable rate mortgage loans aggregating $4,583 and $2,348, respectively, at rates ranging from 5.71% to 6.88% for fixed rate and 5.75% to 6.50% for adjustable rate loans, and had $83,345 of unused consumer lines of credit and $25,003 in unused commercial lines of credit. Parkvale was also committed to originate commercial loans totaling $14,168 at June 30, 2007. Parkvale was committed to fund commercial development loans in process of $7,673 and residential loans in process of $12,174. Outstanding letters of credit totaled $4,491. Substantially all commitments are expected to expire within a year.

At June 30, Parkvale serviced loans for the benefit of others as follows: 2007 – $59,137, 2006 – $66,119 and 2005 – $71,288.

At June 30, 2007, Parkvale's loan portfolio consisted primarily of residential real estate loans collateralized by single and multifamily residences, nonresidential real estate loans secured by industrial and retail properties and consumer loans including lines of credit.

Parkvale has geographically diversified its mortgage loan portfolio, having loans outstanding in 47 states and the District of Columbia. Parkvale's highest concentrations are in the following states/area along with their respective share of the outstanding mortgage loan balance: Pennsylvania – 32.4%; Ohio – 14.7%; and West Virginia – 6.2%. The ability of debtors to honor these contracts depends largely on economic conditions affecting the Pittsburgh, Columbus and Steubenville, Ohio metropolitan areas, with repayment risk dependent on the cash flow of the individual debtors. Substantially all mortgage loans are secured by real property with a loan amount of generally no more than 80% of the appraised value at the time of origination. Mortgage loans in excess of 80% of appraised value generally require private mortgage insurance.

For the years ended June 30, the amount of interest income of nonaccrual loans that had not been recognized in interest income was $193 for 2007, $135 for 2006 and $144 in 2005. There were $191 of loans considered impaired at June 30, 2007 and $130 at June 30, 2006. Impaired loans are reported net of allowances of $0 at June 30, 2007 and 2006. The average recorded investment in impaired loans was $229 during fiscal 2007 and $71 during fiscal 2006. These loans were included in management's assessment of the adequacy of general valuation allowances.

Note D - Office Properties and Equipment and Foreclosed Real Estate

(Dollar amounts in thousands)

Office properties and equipment at June 30 are summarized by major classification as follows:

	2007	2006	2005
Land	**$ 3,977**	$ 3,983	$ 2,498
Office buildings and leasehold improvements	**16,865**	15,969	11,857
Furniture, fixtures and equipment	**12,007**	11,692	11,149
	32,849	31,644	25,504
Less accumulated depreciation and amortization	**15,462**	14,052	12,451
Office properties and equipment, net	**$17,387**	$17,592	$13,053
Depreciation expense for the year	**$ 1,551**	$ 1,627	$ 1,422

On January 18, 2006, Parkvale purchased the Parkvale Building located at the corner of Routes 22 and 48 in Monroeville. This building has served as the main office and headquarters for Parkvale Bank since 1987, and the vast majority of Parkvale's administrative staff is employed in this location. This 40,000 square foot building was purchased from Parkvale's former landlords at a price of $4,375.

A summary of foreclosed real estate at June 30 is as follows:

	2007	2006	2005
Real estate acquired through foreclosure	**$1,970**	$975	$1,699
Allowance for losses	**(113)**	0	(45)
	$1,857	$975	$1,654

Changes in the allowance for losses on foreclosed real estate for the years ended June 30 were as follows:

	2007	2006	2005
Beginning balance	**$ –**	($45)	$(58)
Provision for losses	**(224)**	(63)	(30)
Less charges to allowance	**111**	108	43
Ending Balance	**$(113)**	$ 0	$(45)

Note E - Deposits

(Dollar amounts in thousands)

The following schedule sets forth interest expense for the years ended June 30 by type of deposit:

	2007	2006	2005
Checking and money market accounts	**$ 4,460**	$ 3,470	$ 2,811
Passbook and statement savings accounts	**1,467**	1,174	1,132
Certificates	**39,125**	31,953	26,894
	$45,052	$36,597	$30,837

A summary of deposits at June 30 is as follows:

	2007		2006	
	Amount	%	Amount	%
Transaction accounts:				
Checking and money market accounts	**$ 300,613**	20.5	$ 290,849	20.0
Checking accounts – noninterest-bearing	**88,071**	6.0	93,866	6.5
Passbook and statement savings accounts	**190,907**	13.0	203,686	14.0
	579,591	39.5	588,401	40.5
Certificates of deposit	**876,673**	59.8	854,100	58.9
	1,456,264	99.3	1,442,501	99.4
Accrued Interest	**12,820**	0.7	9,263	0.6
	$1,469,084	100.0	$1,451,764	100.0

The aggregate amount of time deposits over $100 was $185,657 and $159,352 at June 30, 2007 and 2006, respectively. The maturity of total certificates of deposit at June 30 was as follows:

Maturity Period	**2007**	2006
1-12 months	**$511,790**	$476,613
13-24 months	**174,514**	152,080
25-36 months	**95,587**	104,430
37-48 months	**14,233**	34,544
49-60 months	**21,057**	13,559
Thereafter	**59,492**	72,874
	$876,673	$854,100

Note F - Advances from Federal Home Loan Bank and Other Debt

(Dollar amounts in thousands)

The advances from the FHLB at June 30 consisted of the following:

	2007		2006	
	Balance	**Interest Rate**	Balance	Interest Rate
Due within one year	**$ 20,000**	**5.48-5.76%**	$ –	–%
Due within five years	**70,826**	**3.25-5.62%**	70,000	4.12-6.05%
Due within ten years	**110,832**	**3.00-6.75%**	131,885	3.00-6.75%
Due within twenty years	**10,000**	**4.67%**	20,000	4.67-4.97%
	$211,658		$221,885	
Weighted average interest rate at end of period		**4.97%**		5.08%

Included in the $211,658 of advances are $110,500 of convertible select advances. These advances may reset to the 3 month London Bank Interbank Offer Rate Index (LIBOR) and have various spreads and call dates. The FHLB has the right to call any convertible select advance on its call date or quarterly thereafter. Should such advances be called, Parkvale has the right to pay off the advance without penalty. The FHLB advances are secured by Parkvale's FHLB stock and investment securities and are subject to substantial prepayment penalties.

Trust preferred securities are $7,200 at June 30, 2007 and qualify as Tier 1 Capital for regulatory purposes. The interest rates reset quarterly. The rate was 8.61% at June 30, 2007 and 8.71% at June 30, 2006. Trust preferred securities were $32,200 at June 30, 2006. The decrease is attributable to the early extinguishment of $25,000 of trust-preferred securities on March 26, 2007, which resulted in a one-time pre-tax charge of $625 ($407 after taxes) or $0.07 per diluted share.

Additionally, other debt consists of recourse loans, repurchase agreements and commercial investment agreements with certain commercial checking account customers. These daily borrowings had balances of $13,106 and $17,528 at June 30, 2007 and 2006, respectively.

Note G - Regulatory Capital

(Dollar amounts in thousands)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Parkvale's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of June 30, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Trust preferred securities of $7,200 qualify as Tier 1 capital of the Bank for regulatory capital purposes. In July 2003, the Federal Reserve Board issued a supervisory letter indicating that trust preferred securities currently will continue to qualify as Tier 1 Capital for regulatory purposes until further notice. The Federal Reserve Board has also stated that it will continue to review the regulatory implications of any accounting treatment changes and will provide further guidance, if necessary. However, as of June 30, 2007, assuming the Bank was not allowed to include the trust preferred securities in Tier I capital, the Bank would still exceed the regulatory minimums for capital adequacy purposes.

The Bank's actual regulatory capital amounts and ratios compared to minimum levels are as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2007:						
Total Capital to Risk Weighted Assets	**$116,859**	**11.21%**	**$83,369**	**8.00%**	**$104,211**	**10.00%**
Tier I Capital to Risk Weighted Assets	**103,667**	**9.95%**	**41,684**	**4.00%**	**62,526**	**6.00%**
Tier I Capital to Average Assets	**103,667**	**5.80%**	**71,552**	**4.00%**	**89,440**	**5.00%**
As of June 30, 2006:						
Total Capital to Risk Weighted Assets	$133,982	12.98%	$82,562	8.00%	$103,202	10.00%
Tier I Capital to Risk Weighted Assets	120,968	11.72%	41,281	4.00%	61,921	6.00%
Tier I Capital to Average Assets	120,968	6.65%	72,795	4.00%	90,994	5.00%

Note H - Income Taxes

(Dollar amounts in thousands)

Income tax expense (credits) for the years ended June 30 are comprised of:

	2007	2006	2005
Federal:			
Current	**$7,347**	$6,237	$4,912
Deferred	**(901)**	74	476
State	**9**	14	52
Total income expense	**$6,455**	$6,325	$5,440

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Parkvale's deferred tax assets and liabilities at June 30 are as follows:

	2007	2006
Deferred tax assets:		
Book bad debt reserves	**$5,148**	$5,635
Fixed assets	**270**	112
Deferred compensation	**240**	203
Interest on deposits	**1,265**	406
Other, including asset writedowns	**163**	163
Total deferred tax assets	**7,086**	6,519
Deferred tax liabilities:		
Purchase accounting adjustments	**652**	756
Other, net	**333**	653
Deferred loan costs and premiums, net of fees	**109**	19
Unrealized gains on securities available for sale	**101**	66
Total deferred tax liabilities	**1,195**	1,494
Net deferred tax assets	**$5,891**	$5,025

No valuation allowance was required at June 30, 2007 or 2006.

Parkvale's effective tax rate differs from the expected federal income tax rate for the years ended June 30 as follows:

	2007		2006		2005	
Expected federal statutory income tax provision/rate	**$6,958**	**35.0%**	$6,883	35.0%	$5,987	35.0%
Tax-exempt interest	**(79)**	**-0.4%**	(132)	-0.7%	(177)	-1.0%
Cash surrender value of life insurance	**(184)**	**-0.9%**	(164)	-0.8%	(163)	-1.0%
Dividends paid to ESOP participants	**(147)**	**-0.7%**	(149)	-0.8%	(149)	-0.9%
State income taxes, net of federal benefit	**6**	**0.0%**	9	0.1%	34	0.2%
Other	**(99)**	**-0.5%**	(122)	-0.6%	(92)	-0.5%
Effective total income tax provision/ rate	**$6,455**	**32.5%**	$6,325	32.2%	$5,440	31.8%

Note I - Employee Compensation Plans

(Dollar amounts in thousands)

Retirement Plan

Parkvale provides eligible employees participation in a 401(k) defined contribution plan. Benefit expense was $405, $390 and $329 in fiscal years 2007, 2006 and 2005, respectively, which represented a 50% company match on deferred compensation and a profit sharing contribution equal to 2% of eligible compensation.

Employee Stock Ownership Plan

Parkvale also provides an Employee Stock Ownership Plan ("ESOP") to all employees who have met minimum service requirements. Parkvale recognized expense of $620 in fiscal 2007, $695 in fiscal 2006 and $600 in fiscal 2005 for ESOP contributions, which were used to allocate additional shares of Parkvale's Common Stock to the ESOP. Annual discretionary share awards are made on a calendar year basis with expense recognition accrued ratably throughout the year based on expected awards. At June 30, 2007, the ESOP owned 574,311 shares of Parkvale Common Stock, which are outstanding shares for EPS purposes. Cash dividends are paid quarterly to the ESOP for either dividend re-investment or distribution to vested participants at their election.

Stock Option Plans

Parkvale has stock option plans for the benefit of directors, officers and other selected key employees of Parkvale who are deemed to be responsible for the future growth of Parkvale. Under plans initiated in 1987 and 1993, there will be no further awards.

The 2004 Stock Incentive Plan (the "Incentive Plan") was approved by shareholders in October 2004, with an aggregate of 267,000 shares of authorized but unissued shares reserved for future grants. As of June 30, 2007, 32,000 shares have been granted under the Incentive Plan and are immediately exercisable. At June 30, 2007, all outstanding grants are 100% vested and exercisable.

The following table presents option share data related to the stock option plans for the years indicated.

Exercise Price Per Share	$10.32	$23.20	$16.32	$19.98#	$21.50	$25.71^	$22.995	$27.684	$31.80	Total
Share balances at:										
June 30, 2004	2,529	22,527	60,632	42,000	66,000	18,000	116,500	0		328,188
Granted						10,000				10,000
Exercised	(2,529)	(7,814)	(5,212)				(1,750)			(17,305)
Forfeitures							(2,500)			(2,500)
June 30, 2005	–	14,713	55,420	42,000	66,000	28,000	112,250	–		318,383
Granted								10,000		10,000
Exercised			(28,160)		(1,200)		(1,000)			(30,360)
June 30, 2006	–	14,713	27,260	42,000	64,800	28,000	111,250	10,000		298,023
Granted									12,000	12,000
Exercised		(7,314)	(27,260)		(2,600)		(750)			(37,924)
June 30, 2007	–	7,399	–	42,000	62,200	28,000	110,500	10,000	12,000	272,099

Represents the average remaining exercise price of awards made in fiscal 1999 through fiscal 2002.

^ Represents the average remaining exercise price of Director awards made in fiscal 2003 through fiscal 2005.

Parkvale adopted Statement of Financial Accounting Standard No. 123R "Share-Based Payments" which requires all companies to measure compensation costs for all share-based payments at fair value. Stock option pre-tax compensation expense of $80 and $64 has been recognized for fiscal 2007 and 2006, respectively in the Statement of Operations.

For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Parkvale's proforma information for fiscal 2005 follows.

	2005
Net income before stock options	$11,667
Compensation expense from stock option grants, net of tax	30
	$11,637
Proforma income per share:	
Basic – proforma	$2.08
Basic – as reported	$2.08
Diluted – proforma	$2.05
Diluted – as reported	$2.06

Note I - (continued)

(Dollar amounts in thousands except per share data)

Black-Scholes option pricing model assumptions are as follows:

	2007	2006	2005
Risk-free rate	4.72%	4.56%	4.79%
Dividend yield	2.52%	2.89%	3.19%
Volatility factor	0.17	0.22	0.17
Expected Life in years	7	8	7

Note J - Net Gain on Sale of Assets and Writedown of Securities

(Dollar amounts in thousands)

Fiscal 2007 gains aggregated $440 which consists of $444 from the sale of various available for sale securities and a loss of ($4) from the sale of fixed assets. Fiscal 2006 gains aggregated $128 which consists of $125 from the sale of various available for sale securities and $3 from the sale of fixed assets. Fiscal 2005 gains aggregated $27 which consists of $13 from the sale of various available for sale securities and $14 from the sale of fixed assets.

Note K - Advance Acquisition (unaudited)

(Dollar amounts in thousands except per share data)

On December 31, 2004, Parkvale completed the acquisition of Advance Financial Bancorp ("AFB") based in Ohio and West Virginia. The acquisition consisted of loans and deposits which complemented Parkvale's portfolio and expanded the branch network into a tri state area. The acquisition was accounted for as a purchase business combination and the operations of AFB are included for the six months ended June 30, 2005 and all subsequent periods. The shareholders of AFB received $26.00 per share or $36,000. The fair value of assets acquired included $51,100 of investments and cash, $250,900 of loans with $268,700 of deposits assumed. The core deposit intangibles of $4,600 were valued at 4.7% of core deposit accounts and the premium is being amortized over an average life of 8.94 years. The resulting goodwill of $18,072 is not subject to periodic amortization. AFB goodwill and AFB amortizing core deposit intangibles in the aggregate of $17,000 are not deductible for federal income tax purposes.

The following proforma information assumes the acquisition of AFB was completed as of the beginning of fiscal 2005 on July 1, 2004:

	Proforma Consolidated Statement of Operations For The Twelve Months Ended June 30, 2005		
	AFB	Parkvale	Combined
Total interest income	$7,764	$77,522	$85,286
Total interest expense	3,246	42,765	46,011
Net interest income	4,518	34,757	39,275
Provision for loan losses	494	229	723
Net interest income after provision for losses	4,023	34,528	38,551
Noninterest income	740	8,176	8,916
Noninterest expense	3,729	25,597	29,326
Income before income taxes	1,035	17,107	18,142
Income tax expense	331	5,440	5,771
Net income	$ 704	$11,667	$12,371
Net income per share:			
Diluted	$ 0.12	$ 2.05	$ 2.17

Note L - Leases

(Dollar amounts in thousands except per share data)

Parkvale's rent expense for leased real properties amounted to $1,311 in 2007, $1,664 in 2006, and $1,750 in 2005. At June 30, 2007, Parkvale was obligated under 28 noncancellable operating leases, which expire through 2041. The minimum rental commitments for the fiscal years subsequent to June 30, 2007 are as follows: 2008 – $1,125, 2009 – $996, 2010 – $824, 2011 – $639, 2012 – $361 and later years – $2,653.

Note M - Selected Balance Sheet Information

(Dollar amounts in thousands except per share data)

Selected balance sheet data at June 30 is summarized as follows:

	2007	2006		2007	2006
Prepaid expenses and other assets:					
Accrued interest on loans	**$ 5,275**	$ 4,918	Accounts payable		
Reserve for uncollected interest	**(193)**	(135)	and accrued expenses	**$2,872**	$2,480
Bank Owned Life Insurance	**12,008**	11,481	Other liabilities	**742**	620
Accrued interest on investments	**4,180**	4,042	Dividends payable	**1,236**	1,134
Other prepaids	**2,197**	2,157	Federal and state		
Net deferred tax asset	**5,891**	5,025	income taxes payable	**998**	1,108
Total prepaid expenses and other assets	**$29,358**	$27,488	Total other liabilities	**$5,848**	$5,342

Note N - Quarterly Consolidated Statements of Operations (Unaudited)

(Dollar amounts in thousands except per share data)

	Three Months Ended				**Year Ended**
	Sep. 06	Dec. 06	Mar. 07	June 07	**June 07**
Total interest income	$23,929	$24,682	$24,332	$24,317	**$97,260**
Total interest expense	14,338	15,277	14,780	14,476	**58,871**
Net interest income	9,591	9,405	9,552	9,841	**38,389**
Provision for loan losses	204	104	304	216	**828**
Net interest income after provision for losses	9,387	9,301	9,248	9,625	**37,561**
Noninterest income	2,628	2,529	2,591	2,610	**10,358**
Noninterest expense	6,847	6,744	7,552	6,896	**28,039**
Income before income taxes	5,168	5,086	4,287	5,339	**19,880**
Income tax expense	1,687	1,630	1,415	1,723	**6,455**
Net income	$ 3,481	$ 3,456	$ 2,872	$ 3,616	**$13,425**
Net income per share:					
Basic	$ 0.61	$ 0.61	$ 0.51	$ 0.64	**$ 2.37**
Diluted	$ 0.61	$ 0.60	$ 0.50	$ 0.63	**$ 2.34**

	Three Months Ended				Year Ended
	Sep. 05	Dec. 05	Mar. 06	June 06	June 06
Total interest income	$21,652	$22,003	$22,606	$23,314	$89,575
Total interest expense	12,216	12,543	12,733	13,485	50,977
Net interest income	9,436	9,460	9,873	9,829	38,598
Provision for loan losses	136	146	180	274	736
Net interest income after provision for losses	9,300	9,314	9,693	9,555	37,862
Noninterest income	2,283	2,249	2,367	2,516	9,415
Noninterest expense	6,840	6,790	7,087	6,923	27,640
Income before income taxes	4,743	4,773	4,973	5,148	19,637
Income tax expense	1,515	1,533	1,597	1,680	6,325
Net income	$ 3,228	$ 3,240	$ 3,376	$ 3,468	$13,312
Net income per share:					
Basic	$ 0.57	$ 0.58	$ 0.60	$ 0.61	$ 2.36
Diluted	$ 0.57	$ 0.57	$ 0.59	$ 0.60	$ 2.33

Note O - Parent Company Condensed Financial Statements

(Dollar amounts in thousands except per share data)

The condensed balance sheets and statements of income and cash flows for Parkvale Financial Corporation as of June 30, 2007 and 2006 and the years then ended are presented below. PFC's primary subsidiary is Parkvale Savings Bank ("PSB").

Statements of Financial Condition

	2007	2006
Assets:		
Investment in PSB	**$135,128**	$153,265
Cash	**241**	52
Other equity investments	**2,763**	1,598
Other assets	**105**	1,152
Total assets	**$138,237**	$156,067
Liabilities and Shareholders' Equity:		
Accounts payable	**$ 158**	$ 38
Trust preferred securities	**7,200**	32,200
Deferred taxes	**(27)**	(9)
Dividends payable	**1,236**	1,134
Shareholders' equity	**129,670**	122,704
Total liabilities and shareholders' equity	**$138,237**	$156,067

Statements of Operations

	2007	2006	2005
Dividends from PSB	**$ 33,560**	$ 6,890	$ 39,500
Gain on sale of assets	**114**	61	0
Other income	**265**	220	122
Payment for purchase of Advance	**0**	0	(36,000)
Operating expenses	**(2,285)**	(1,996)	(1,304)
Income before equity in undistributed earnings of subsidiary	**31,654**	5,175	2,318
Equity in undistributed income of PSB	**(18,229)**	8,137	9,349
Net income	**$ 13,425**	$13,312	$ 11,667

Statements of Cash Flows

	Year ended June 30,		
	2007	2006	2005
Cash flows from operating activities:			
Management fee income received	**$ 144**	$ 144	$ 120
Dividends received	**33,560**	6,890	3,500
Taxes received from PSB	**1,296**	411	587
Payment of Trust Preferred Securities	**(25,000)**	–	–
Cash paid to suppliers	**(2,354)**	(2,577)	(1,972)
Net cash provided by operating activities	**7,646**	4,868	2,235
Cash flows from investing activities:			
Proceeds from available for sale security sales	**2,450**	2,082	–
Purchases of available for sale securities	**(3,529)**	(3,656)	–
Cash Acquired from AFB	**–**	–	1,367
Net cash (used in) provided by investing activities	**(1,079)**	(1,574)	1,367
Cash flows from financing activities:			
Payment for treasury stock	**(2,838)**	(158)	(70)
Allocation of treasury stock to retirement plans	**612**	880	806
Dividends paid to stockholders	**(4,542)**	(4,520)	(4,475)
Stock options exercised	**390**	254	193
Net cash used in financing activities	**(6,378)**	(3,544)	(3,546)
Net increase (decrease) in cash and cash equivalents	**189**	(250)	56
Cash and cash equivalents at beginning of year	**52**	302	246
Cash and cash equivalents at end of year	**$ 241**	$ 52	$ 302
Net income	**$ 13,425**	$13,312	$11,667
Adjustments to reconcile net income to net cash provided by operating activities:			
Distributed (undistributed) income of PSB	**18,229**	(8,137)	(9,349)
Taxes received from PSB	**1,296**	411	587
Decrease of Trust preferred securities	**(25,000)**	–	–
Increase in other assets	**(526)**	(344)	(113)
Decrease (increase) in accrued expenses	**222**	(374)	(557)
Net cash provided by operating activities	**$ 7,646**	$ 4,868	$ 2,235

Note P - Fair Value of Financial Instruments

(Dollar amounts in thousands)

FAS 107, Disclosure About Fair Value of Financial Instruments, which requires the determination of fair value for certain of 's assets, liabilities and contingent liabilities. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Noninterest Bearing Deposits: The carrying amount of cash, which includes noninterest-bearing demand deposits, approximates fair value.

Federal Funds Sold: The carrying amount of overnight federal funds approximates fair value.

Interest-Earning Deposits in Other Banks: The carrying amount of other overnight interest-earning balances approximates fair value.

Investments and Mortgage-Backed Securities: The fair values of investment securities are obtained from the Wall Street Journal, the Interactive Data Corporation pricing service and various investment brokers for securities not available from public sources.

Cash Surrender Value ("CSV") of Bank Owned Life Insurance ("BOLI"): The carrying amount of the CSV of BOLI approximates fair value.

Loans Receivable: Fair Values were estimated by discounting contractual cash flows using interest rates currently being offered for loans with similar credit quality adjusted for standard prepayment assumption.

Deposit Liabilities: For checking, savings and money market account's fair value is the amount payable on demand at June 30. The fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits of similar remaining maturities.

Trust Preferred Securities: Fair value is determined by discounting the securities using current rates of securities with comparable reset and maturities.

Commercial Investment Agreements: The carrying amount of these overnight borrowings approximates fair value.

Loan Commitments: Fair value for off-balance-sheet instruments (primarily loan commitments) are estimated using internal valuation models and are limited to fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Unused consumer and commercial lines of credit are assumed equal to the outstanding commitment amount due to the variable interest rates attached to these lines of credit.

	2007		2006	
Financial Assets	**Estimated Fair Value**	**Carrying Value**	Estimated Fair Value	Carrying Value
Cash and non-interest-earning deposits	**$ 31,248**	**$ 31,248**	$ 25,676	$ 25,676
Federal funds sold	**114,000**	**114,000**	104,000	104,000
Interest-earning deposits in other banks	**4,803**	**4,803**	8,307	8,307
Investment securities	**350,392**	**352,477**	380,672	387,052
Mortgage-backed securities	**27,210**	**27,466**	37,209	38,131
Loans receivable	**1,245,957**	**1,248,586**	1,224,825	1,232,235
CSV of BOLI	**12,008**	**12,008**	11,481	11,481
Financial Liabilities:				
Checking, savings and money market accounts	**$ 579,591**	**$ 579,591**	$ 588,401	$ 588,401
Savings certificates	**868,001**	**876,673**	838,578	854,100
Advances from Federal Home Loan Bank	**207,778**	**210,927**	216,545	220,943
Trust Preferred Securities	**7,338**	**7,200**	33,262	32,200
Commercial investment agreements	**12,202**	**13,106**	16,153	17,528
Off-balance sheet instruments				
Loan Commitments	**$ (65)**	**-**	$ (10)	-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PARENTERANDOLPH

The Power of Ideas

The Board of Directors and Shareholders
Parkvale Financial Corporation:

We have audited the consolidated statements of financial condition of Parkvale Financial Corporation and subsidiaries as of June 30, 2007 and 2006 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended June 30, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parkvale Financial Corporation and subsidiaries as of June 30, 2007 and 2006, and the results of their operations and their cash flows for the years in the three-year period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Parkvale Financial Corporation's internal control over financial reporting as of June 30, 2007 and 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 31, 2007 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

PARENTE RANDOLPH, LLC

Parente Randolph, LLC

Pittsburgh, Pennsylvania
August 31, 2007

REPORT OF MANAGEMENT

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING


Parkvale
FINANCIAL CORPORATION

The management of Parkvale Financial Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the board of directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or because of declines in the degree of compliance with the policies or procedures.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2007. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

As of June 30, 2007, based on management's assessment, the Company's internal control over financial reporting was effective.

Parente Randolph, LLC, the Company's independent registered public accounting firm, has issued an audit report on our assessment of the Company's internal control over financial reporting. See "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting" within this report.

Robert J. McCarthy, Jr.
President and Chief Executive Officer

Timothy G. Rubritz
Vice President, Treasurer and Chief Financial Officer

August 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PARENTERANDOLPH

The Power of Ideas

To the Shareholders and Board of Directors of Parkvale Financial Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Parkvale Financial Corporation and subsidiaries maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Parkvale Financial Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Parkvale Financial Corporation and subsidiaries maintained effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Parkvale Financial Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of Parkvale Financial Corporation and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, and our report dated August 31, 2007 expressed an unqualified opinion.

ParenteRandolph, LLC

Pittsburgh, Pennsylvania
August 31, 2007

BOARD OF DIRECTORS



BOARD OF DIRECTORS
From L to R: back row,
Harry D. Reagan, Robert J. McCarthy Jr.,
Andrea F. Fitting, PH.D., Patrick J. Minnock,
Stephen M. Gagliardi.

Front row,
Robert D. Pfischner, Fred P. Burger Jr.

ROBERT D. PFISCHNER, CHAIRMAN
Retired, Former President, E. T. Lippert Saw Co. Manufacturer of saw blades and fabricator of armor plate. Director since 1968 (1)(2)

ROBERT J. MCCARTHY JR., VICE CHAIRMAN
President and Chief Executive Officer, Parkvale Bank and Parkvale Financial Corporation. Director since 1985 (1)(2)

FRED P. BURGER JR., DIRECTOR
Retired, President, Burger Agency, Inc., Real estate brokerage firm and insurance agency. Director since 1981 (1)(2)(3)

ANDREA F. FITTING, PH.D. DIRECTOR
President and Chief Executive Officer, Fitting Group, Inc., Marketing communication firm. Director since 1998 (2)(3)

PATRICK J. MINNOCK, DIRECTOR
President, Minnock Construction Company, Builder and real estate development. Director since 1998 (2)(3)

HARRY D. REAGAN, DIRECTOR
Retired, Former Chief Executive Officer Masontown Division of Parkvale Bank, Former Chairman of the Board and Chief Executive Officer of the Second National Bank of Masontown. Director since 2003 (2)

STEPHEN M. GAGLIARDI, DIRECTOR
Retired, Former Chairman of the Board, President and Chief Executive Officer of Advance Financial Bancorp from 1985 until merger into Parkvale Bank on December 31, 2004. Director since 2006 (2)

(1) Includes term as Director of the Bank prior to organization of the corporation in 1987.

(2) Currently serves as a Director of the Bank.

(3) Currently serves on the Audit Committee.

TIMOTHY G. RUBRITZ, CPA

Senior Vice President Treasurer and Chief Financial Officer

Vice President-Treasurer of the Corporation since its organization in August 1987; Senior Vice President, Treasurer and Chief Financial Officer of the Bank since December 1989; joined the Bank in June 1985 as Audit Director; with Coopers & Lybrand from 1976 to 1985, serving as a general practice manager from 1982 to 1985.

GAIL B. ANWYLL

Senior Vice President
Human Resources & Marketing

Senior Vice President of the Bank since June 2000; Director of Human Resources and Marketing; Assistant Corporate Secretary of the Bank since July 1990 and the Corporation since December 2004; with Lyman Savings & Loan Association from 1976 until merging with Parkvale in August 1989.

THOMAS R. ONDEK

Senior Vice President
Deposit Operations

Senior Vice President of the Bank since December 2001; Manager of Deposit Operations; Vice President of the Bank from December 1989 to December 2001; Assistant Vice President from December 1986 to December 1989; Branch Manager from April to December 1985; joined the Bank in May 1984.

GILBERT A. RIAZZI, CPA

Senior Vice President
Chief Information Officer

Senior Vice President of the Bank since December 2003 and Chief Information Officer since July 2002; previously held position as Audit-Compliance Director; joined the Bank as Internal Auditor in May 1992; with Landmark Savings from 1989 to 1992 as Audit Supervisor.



JOSEPH C. DEFAZIO

Assistant Treasurer of the Corporation since April 2003; Vice President of the Bank since December 2000 and Assistant Treasurer since December 1995; Assistant Controller from December 1986 to December 1995; joined the Bank in October 1984 as Accounting Supervisor.



THOMAS A. WEBB

Vice President - Manager of Consumer, Mortgage Lending and Asset Management of the Bank since September 2003; joined the Bank in June 2003; with Laurel Savings and Loan Association from 1998 to 2003 serving as Vice President and Chief Lending Officer.



JASON W. ROSS, CPA

Vice President - Audit Compliance Director of the Bank since December 2003; Audit Compliance Director of the Corporation since July 2002; joined the Bank in April 2002; with Arthur Andersen as Manager in Assurance and Business Advisory from 1996 to April 2002.



PATRICIA A. LOWE

Vice President - Branch Operations and Security Officer of the bank since December 2005; previously held positions in Branch Operations, Assistant Savings Manager, Electronic Banking Manager, Training Director and Branch Manager; joined the bank in April 1989.

CHRISTOPHER M. TROMBETTA

Vice President of the Bank since January 2007; Manager – Commercial Services since January 2006; Senior Assistant Vice President since December 2005; joined Parkvale in July 2002 as Commercial Loan Officer; with PSP Financial Services, a brokerage firm from 2001 to 2002.





SENIOR VICE PRESIDENTS
From L to R: sitting
Gail B. Anwyll, Gilbert A. Riazzi,
Thomas R. Ondek, Timothy G. Rubritz

Look inside... for a helping hand to those in need.



PENNSYLVANIA ASSOCIATION OF COMMUNITY BANKERS
(PACB) 2006 Award

Parkvale is proud to be the recipient of the following awards recognizing our commitment to community service.

Pennsylvania Association of Community Bankers (PACB)

Best-of-the-Best and Community Service Awards

At the 129th PACB Annual Convention held September 2006 in San Diego, CA, Parkvale received two awards in the over $400 million asset category: Best-of-the-Best for community activities during Community Banking celebration in April 2006; and the Community Service Award which recognized Parkvale's exemplary service to the communities that it serves.

Here is just a sampling of the community activities that won these distinguished awards for the Bank. At the **Beaver Falls branch**, parents had an opportunity to have their child fingerprinted through a free service offered by local police officers. Additionally, the local fire department was on hand to provide tours of their fire trucks and distribute fire safety literature to customers. The **Masontown branch**, in conjunction with the Masontown Mayor and Police Chief, distributed free gun locks to local residents through a partnership with Project Childsafe, a nationwide firearm safety education program. Staff from the **Wexford branch** participated in Pennsylvania's Cleanup Day, and free blood pressure screening and eye exams were offered to customers at the **Wintersville branch**. Additional community activities, which demonstrate Parkvale's strong involvement in its communities and qualified the Bank for PACB's Community Service Award, are presented on pages 44-45 of the Annual Report, "Opening Hearts and Dedicating Energy."

Officers

CORPORATE OFFICERS

Lisa E. Forlano, CPA	Assistant Controller
Deborah M. Cardillo	Corporate Secretary

SENIOR ASSISTANT VICE PRESIDENTS

Traci S. Bycura	Accounting
Susan V. Comis	Mortgage Lending
William E. Fritz	Manager-Monroeville Office
Karen S. Grainy	Deposit Operations
Mark A. Landi	Information Technology
Kevin M. McCarthy	Investments
Linda L. Mikelas	Manager-Millvale Office
Rose S. Modero	Consumer Lending
Janice C. Muto, PHR	Human Resources
Margaret L. Ocepek	Security Officer

ASSISTANT VICE PRESIDENTS

Carmen J. Bauccio, CFSA	Auditing
Dianne M. Brosky	Manager-Kennedy Office
Lisa M. Cimbala	Loan Purchasing
Rhonda S. Clark	Manager-PMC Office
Christopher E. Conroy	Manager-Grant Street Office
Sandra A. Denk	Manager-Brentwood Office
Janet L. Gonzales	Consumer Lending
Despina Insogna	Manager-Verona Office
Robert G. Lane	Indirect Lending
William M. Lyle	Commercial Services
James E. Mastroianni	Branch Coordination
Gregory P. Matisko	Manager-Riverview Office
Janet E. Michalik	Manager-Masontown
Darrell F. Pendro	Manager-Fourth & Wood Office
Debra J. Petraglia	Manager-Village Square Office
Miriam A. Pollock	Loan Servicing
Shelley R. Schweinsberg	Loan Production Manager
Linda A. Seyko	Deposit Operations
John F. Sierzega	Manager-Caste Village Office
Mary Lou Turbish	Manager-Aliquippa Office
Robert A. Yoswick, CPA	Commercial Services

Advisory Board

PARKVALE BANK ADVANCE FINANCIAL DIVISION ADVISORY BOARD



Seated (L to R): John R. Sperlazza, W. Pete Holloway, Gary Young. Standing (L to R): Dominic J. Teramana, William E. Watson, William B. Chesson, Stephen M. Gagliardi. Missing: Kelly M. Bethel.


Parkvale Bank
VISA

2006 All Star Salute

The tradition of excellence continues as Parkvale proudly introduces its 2006 All Stars. The ten employees pictured on this page are the reason Parkvale has such an outstanding reputation in the community! They qualified for this prestigious award through their dedication to service and willingness to go beyond expectations in providing customers with valuable services. We are proud to be represented by this group of individuals who are committed to making our customers feel welcome with each and every visit. We believe that at the heart of their success lies one simple concept – SMILE.

SMILE is an acronym that promises to greet customers with a **S**mile, **M**ake eye contact, **I**nquire about their needs, **L**isten to their desires and show **E**nthusiasm. As true believers in Parkvale's **SMILE** Program, these employees are an inspiration to the entire organization and a testimony to the bank's core beliefs. We extend our congratulations to them for this high achievement as an All Star.



LINDA BARKER
Monroeville



JOYCE LINDGREN
North Hills



AARON BOTT
Squirrel Hill



GLORIA NEWCOMER
Masontown



MAUREEN WASKO
Brownsville



JULIA DOYLE
Greenfield



PANDY PHILLABAUM
Brownsville



LORI KEMP
Riverview



JOYCE TRUFFA
Branch Coordination



STEPHEN V. KIJANKA
Squirrel Hill

20 Years of Service, recognizing employee loyalty

Imagine a company where a group of individuals come together, form a team, challenge each other to be the very best, and stay for over 20 years. Here at Parkvale you will find such a motivated group of thirty-four individuals who believe in providing exceptional customer service each and every day, year after year, and who exemplify the SMILE qualities that form the foundation of our success.

This year, we honored five of these employees for achieving 20 years of service with Parkvale. Each employee received a Certificate of Appreciation and a gold watch at an appreciation dinner in May. We congratulate them for their proven commitment and dedication to the Bank, for their contributions to the growth of Parkvale and ... for those contagious smiles.



Standing: L to R: Linda Franz, Diana L. O'Neil, Deidra D. Ciccolella
Seated L to R: Traci S. Bycura, Angela Sebastian


Employee Appreciation Day
October 6, 2006
Parkvale
BANK
Great Rates,
Friendly Services
Parkvale
Bank

THE PARKVALE SMILE
What sets us apart are our employees

Look inside...for a helping hand to those in need.

Embracing programs for autistic children, helping victims of violent crime, giving people with developmental disabilities a chance to achieve are all qualities exhibited by typical Parkvale employees. ***Look inside*** *a Parkvale branch or department and you'll find much more than bankers—you'll discover a group of caring individuals dedicated to making their community a better place.*

CENTRAL LINK TEAM

This team, comprised of over 100 employees from headquarters, has broadened its support for autistic children by directing its energies toward the **Summer Program for Autistic Kids** (S.P.E.A.K.). S.P.E.A.K's goal is to provide an educational summer experience for autistic children where they gain new skills and build on existing ones. Part of the funds raised by the Central Link Team during this past year purchased a much needed computer and printer for the program. Other monies helped buy new sports supplies, music equipment, and how-to books for staff members. In addition to assisting S.P.E.A.K., the Central Link Team supported two local families who lost their homes in fires.

NORTH STARZ TEAM

This team is made up of employees from eight branches located throughout the North Hills region of Pittsburgh. The North Starz selected the **Victim Outreach Intervention Center** (VOICe) as its community partner. The mission of VOICe is to provide free and confidential services to victims of violent crime and abuse. As one of its fundraisers, this team approached business clients for a small charitable donation. Upon receiving a donation, employees then wore the client's corporate logo during a workday, which proved to be a great conversation starter with Parkvale customers. The North Starz' major fundraising event of the year will be a Murder Mystery Dinner and Celebrity Auction in October.

PARTNERS EAST

Comprised of employees from nine branches in the eastern suburbs of Pittsburgh, Partners East's affiliation with **Family Services of Western Pennsylvania** (FSWP) for the past four years continues to help children in need. Not only did this team initiate a Consumer Special Needs Fund in 2003, which benefits many local families, but they also contribute to the fund annually with proceeds gained through the sale of Sarris Candy in their branches. Additionally, team members spent many enjoyable moments with the children of these families through their annual summer picnic, cosmic bowling and other events. And, around the holidays, the Partners East Team made sure the children of their adopted families had plenty of gifts to open.

POWer Team

The "POW" in POWer comes from the three regions this multi-state team serves–Pennsylvania, Ohio and West Virginia and is comprised of employees from 8 branches. The team's community partner is **The Salvation Army**, which has long been a provider of support, protection and guidance for those in need. The POWer Team started the year with a contribution to three Ohio Valley Salvation Army Posts. In addition to their major fundraiser for this organization, which is a car show held in July, the POWer Team had several charitable events scheduled throughout the year, including participating in the American Heart Association Walk, packing food bags, wrapping presents, and bell ringing for the Ohio Valley Salvation Army Posts around the holidays.

STEEL CITY TEAM

This team is made up of employees from our eight branches from in and around the city of Pittsburgh. The Steel City Team partners with **HEARTH**, which offers transitional housing for homeless women with children who desire to better themselves. The Steel City Team has been the Presenting Sponsor of HEARTH's The Art of Wine and Food for the past five years. Last year's event generated more than $43,500, the highest total yet! Additionally, the Steel City Team collected personal items from customers and employees for its annual "HEARTH's Mom's Pampered by Parkvale". During the holiday season, each Steel City Team branch adopted a HEARTH family and provided holiday decorations and presents from their family's wish list.



SWAT Team

This team consists of employees from eight branches in the South Hills region of Pittsburgh, which supports the efforts of the **Allegheny County Special Olympics**. For the past five years, the SWAT Team has been a major sponsor of the Allegheny County Special Olympics Summer Games where over 600 athletes compete in various track and field events. During the opening ceremonies, SWAT Team Leader Sandra Denk presented the organization with a check for $5,000. The SWAT Team also sponsors the Special Olympics Bowling tournaments for more than 500 athletes. Additionally, the team will sponsor its Fourth Annual Miniature Golf Tournament, which is another source of funds for Special Olympics.


Parkvale Bank
5,000

TRI-STARZ TEAM

This team, comprised of employees from five branches in Fayette County and two in Allegheny County, provides charitable aid and assistance to **Fayette County Pa.'s Children & Youth Services** (CYS). The agency's goal is to ensure safety and stability in the lives of children who use their services. The Tri-Starz team participated in the CYS's Rally in April, which heightened community awareness on the prevention of child abuse and victims' rights. Throughout the year, team members assembled over-night bags for children seeking temporary relief during emergency situations, spearheaded a drive for cold weather items such as mittens, hats and scarves and sponsored a Halloween party for approximately 60 local foster children.

A little help from your friends...troops helping troops

Like last year, Parkvale found it hard to say no when approached by the Western Pennsylvania Girl Scouts' Trillium Council to join them in their annual '*Troops Helping Troops*' Campaign, which sends Girl Scout cookies to military personnel overseas. Knowing how moved our employees and customers were by last year's campaign, we were delighted to collect the money necessary to purchase the cookies and accept personal notes and messages of encouragement for the troops through our 47 branch offices. At the end of the month long campaign, the Girl Scouts were able to send 27,177 boxes of their famous cookies to military personnel around the globe. That's double the amount of cookies sent last year! If Napoleon had it right when he said, "An army moves on its stomach," then the Girl Scouts, with a little help from Parkvale's customers and employees, helped move many American servicemen and women.



Get ready for a friendly smile

Parkvale Bank proudly introduces its corporate song, "Get Ready for a Friendly Smile". The Bank's corporate song is a natural extension of our brand, "Great Rates and Friendly Service" and a reinforcement of our SMILE program. The jingle with its singsong lyrics reaches out to folks who have not yet experienced the Parkvale difference.

Get ready for a friendly smile

At Parkvale Bank that's our style.

Just one visit and you will see

Parkvale's where you want to be.

Easy banking, great rates, too.

We're just down the
street from you.

Get ready for a friendly smile

At Parkvale Bank that's our style.

Parkvale Bank. Don't you
think it's time we meet?

Get ready for a friendly smile



PARKVALE BANK—HEADQUARTERS
Lobby renovations

COMMUNITY OFFICES

Downtown Pittsburgh

Fourth & Wood
307 Fourth Avenue
Pittsburgh, PA 15222

Grant Street
Omni William Penn Hotel
559 Grant Street
Pittsburgh, PA 15219

Market Square
200 Fifth Avenue
Pittsburgh, PA 15222

East

Greenfield
503 Greenfield Avenue
Pittsburgh, PA 15207

Greengate
1420 Greengate Centre Circle
Greensburg, PA 15601

Monroeville
4220 William Penn Highway
Monroeville, PA 15146

Murray Avenue
4300 Murray Avenue
Pittsburgh, PA 15217

New Kensington
401 Ninth Street
New Kensington, PA 15068

Norwin
90 Malts Lane
North Huntingdon, PA 15642

Oakland
3520 Forbes Avenue
Pittsburgh, PA 15213

Riverview
90 Tarentum Bridge Road
New Kensington, PA 15068

Squirrel Hill
1940 Murray Avenue
Pittsburgh, PA 15217

Verona
Rivertown Shops
74 Allegheny River Boulevard
Verona, PA 15147

South

Arlington
2132 Arlington Avenue
Pittsburgh, PA 15210

Brentwood Towne Square
501 Towne Square Way
Pittsburgh, PA 15227

Caste Village
650 Caste Village
Pittsburgh, PA 15236

Mt. Washington
55 Wyoming Street
Pittsburgh, PA 15211

Peters Township
3801 Washington Road
McMurray, PA 15317

Village Square
1500 Oxford Drive
Bethel Park, PA 15102

North

Aliquippa
Aliquippa Shopping Center
2719 Brodhead Road
Aliquippa, PA 15001

Allegheny Center
160 Allegheny Center Mall
Pittsburgh, PA 15212

Beaver Falls
1400 Seventh Avenue
Beaver Falls, PA 15010

Cranberry
Cranberry Mall, Rte 19
Cranberry Township, PA 16066

Gibsonia
600 Walmart Drive
Gibsonia, PA 15044

Millvale
420 Grant Avenue
Pittsburgh, PA 15209

North Hills
McKnight Seibert Shopping Center
4885 McKnight Road
Pittsburgh, PA 15237

Observatory Hill
3908 Perrysville Avenue
Pittsburgh, PA 15214

West View
West View Park Shopping Center
997 West View Park Drive
Pittsburgh, PA 15229

Wexford
Pine Tree Shoppes
12095 Perry Highway
Wexford, PA 15090

West

Crafton
Crafton-Ingram Shopping Center
11 Foster Avenue
Pittsburgh, PA 15205

Greentree Road
Greentree Road Shopping Center
1970 Greentree Road
Pittsburgh, PA 15220

Heidelberg
2100 Washington Pike
Carnegie, PA 15106

Kennedy Township
1789 Pine Hollow Road
McKees Rocks, PA 15136

Noble Manor
2300 Noblestown Road
Pittsburgh, PA 15205

Robinson Township
6298 Steubenville Pike
Pittsburgh, PA 15205

Advance Financial Division Ohio & West Virginia

Bridgeport
435 Main Street
Bridgeport, OH 43912

Hollywood Plaza
125 Stanton Boulevard
Steubenville, OH 43952

Follansbee
1409 Main Street
Follansbee, WV 26037

Shadyside
4000 Central Avenue
Shadyside, OH 43947

Sunset
4420 Sunset Boulevard
Steubenville, OH 43952

Wellsburg
1015 Commerce Street
Wellsburg, WV 26070

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805 Main Street
Wintersville, OH 43953

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6023 National Pike East
Grindstone, PA 15442

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2951 National Pike
Chalk Hill, PA 15421

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55 Matthew Drive
Uniontown, PA 15401

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110 South Main Street
Masontown, PA, 15461

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173 Morgantown Street
Uniontown, PA 15401

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Parkvale Bank

CAPITAL STOCK INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m., Thursday, October 25, 2007, at the Pittsburgh Athletic Association, 4215 Fifth Avenue, Pittsburgh, Pennsylvania 15213.

STOCK LISTING AND DIVIDENDS

Parkvale's Common Stock is traded in the over-the-counter market and quoted on the NASDAQ Global Select Market System under the symbol "PVSA." Prices shown below are based on the prices reported by the NASDAQ system.

For the Quarter Ended	High	Low	Dividends
June 07	**$30.24**	**$28.34**	**$0.22**
March 07	**31.77**	**28.21**	**0.20**
December 06	**34.60**	**31.08**	**0.20**
September 06	**30.83**	**28.25**	**0.20**
June 06	$29.50	$27.00	$0.20
March 06	28.40	27.49	0.20
December 05	28.62	27.17	0.20
September 05	30.10	27.00	0.20

There were 5,573,361 shares of Common Stock outstanding as of August 27, 2007, the Voting Record Date, which shares were held as of such date by approximately 350 holders of record.

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Toll free phone: 1 (800) 368-5948
Fax: 1 (908) 497-2312

INFORMATION REQUESTS

A copy of the 2007 Annual Report of Parkvale Financial Corporation on Form 10-K filed with the Securities and Exchange Commission, and a list of exhibits thereto, will be furnished to shareholders without charge upon their written request to the Treasurer of the Corporation at its Headquarters Office, 4220 William Penn Highway, Monroeville, PA 15146 or via email to timothy.rubritz@parkvale.com. The telephone number is (412) 373-7200.

WEB SITE

Parkvale's web site is http://www.parkvale.com

Parkvale
FINANCIAL CORPORATION

END